UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2023

Landa App 2 LLC
(Exact name of issuer as specified in its charter)

Delaware	87-1767314
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

20 W. 22nd Street, New York, NY 10010
(Full mailing address of principal executive offices)

(646) 905-0931
(Issuer’s telephone number, including area code)

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED HEREIN, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

Factors that could cause or contribute to these differences include those contained in the section of THE COMPANY’s latest offering circular (the “Offering Circular”) FILED WITH the Securities and Exchange Commission (“SEC”) entitled “Risk Factors”, which section is incorporated herein by reference.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this report. The series-level combined supplemental information is presented for purposes of additional analysis of the combined financial statements rather than to present the financial position, results of operations and cash flows of the individual series.

Overview

Landa App 2 LLC (the “Company,” “we”, “us,” or “our”) is a Delaware series limited liability company. The Company was formed for the purpose of creating one or more series (a “Series”) and offering membership interests (“Shares”) in such Series and may form new Series from time to time. Each Series will be governed by the Master Agreement and the Series Designation for such Series.

The purpose of the Series is to acquire, hold and manage owner-occupied single-family homes (each a “Property”) and offer a unique investment opportunity for eligible investors to benefit from the performance of such Properties. The Series’ primary investment objective is to acquire desirable Properties that provide attractive, risk adjusted, returns.

We intend to acquire Properties located in “metropolitan statistical areas” that provide economic growth and strong rental demand. Our objective is to manage each of the Properties in an effort to maximize net rental income and the amount of cash flow that is distributed to the holders of the Shares of the applicable Series. To that end, we will target Properties that we believe are in a stable condition as we determine through due diligence during the acquisition process. We will seek to acquire Properties that we believe will provide monthly net income distributions to investors, without holding periods, and without charging asset management fees. Real estate acquisitions will be on an opportunistic basis. However, there is no assurance that our management or acquisition objectives will be realized. We expect that the Company’s, and each Series’, sole source of income will be from rental income and any profits on the appreciation of any Property, if there is a disposition of the Property.

Each Series has been engaged primarily in acquiring its underlying Property from Landa Properties, LLC (“Landa Properties”) financed initially through promissory notes issued to Landa Holdings, Inc. (the “Manager”) and developing the financial, offering and other materials to begin offering Shares in such Series through the Landa mobile application (available for download on both iOS and Android devices) as well as the Landa website (www.landa.app) (collectively, the “Landa Platform”). See the Offering Circular under the headings “Description of the Properties” and “Use of Proceeds”, which can be found here and here, respectively, and are incorporated herein by reference, for a description of each of the Properties and information about their acquisition and financing.

We are a development-stage company, as we are devoting substantially all our efforts to establishing and maintaining our business and planned principal operations have only recently commenced. As such, the reported financial information herein will likely not be indicative of future operating results or operating conditions. Because of our corporate structure, we are in large part reliant on the Manager and its employees to grow and support our business. There are a number of key factors that will have large potential impacts on our operating results going forward, including, but not limited to, the Manager’s ability to:

●	continue to identify and acquire high quality, attractive Properties at competitive prices to offer on the Landa Platform;

●	market the Landa Platform and our offerings in individual Series and attract investors to the Landa Platform;

●	continue to develop the Landa Platform and provide the information and technology infrastructure to support the issuance of interests; and

●	continue to build our existing infrastructure to manage the Properties at a decreasing marginal cost per Property.

Series with Qualified Shares as of June 30, 2023

Shares in the Series listed below were qualified under Regulation A (“Regulation A”) of Section 3(6) of the Securities Act of 1933, as amended, as of June 30, 2023. For more information about each Series, please see the “Master Series Table” under “Series Offerings” of our Offering Circular, which can be found here and is incorporated herein by reference and the section entitled “Recent Developments” of this Semiannual Report.

Series (1)	Property
Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC	2174 Scarbrough Road, Stone Mountain, GA, 30088
Landa App 2 LLC - 153 Spring Valley Circle Stockbridge GA LLC	153 Spring Valley Cir, Stockbridge, GA, 30281
Landa App 2 LLC - 126 Wildwood Road Stockbridge GA LLC	126 Wildwood Road, Stockbridge, GA, 30281
Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC	137 Spring Valley Cir, Stockbridge, GA, 30281
Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC	3192 Lake Monroe Road, Douglasville, GA, 30135
Landa App 2 LLC - 45 Robertford Drive Covington GA LLC	45 Robertford Drive, Covington, GA, 30016
Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC	303 Kellys Walk, Locust Grove, GA, 30248
Landa App 2 LLC - 4085 Springvale Way McDonough GA LLC	4085 Springvale Way, McDonough, GA, 30252
Landa App 2 LLC - 235 Celery Avenue N Jacksonville FL LLC	235 Celery Avenue N, Jacksonville, FL, 32220
Landa App 2 LLC - 580 Dorothy Street Bartow FL LLC	580 Dorothy Street, Bartow, FL, 33830
Landa App 2 LLC - 28 E Hammon Drive Apopka FL LLC	28 E Hammon Drive, Apopka, FL, 32703
Landa App 2 LLC - 4126 Oriely Drive West Jacksonville FL LLC	4126 Oriely Drive West, Jacksonville, FL, 32210

Landa App 2 LLC - 6716 Mopsy Lane Jacksonville FL LLC	6716 Mopsy Lane, Jacksonville, FL, 32210
Landa App 2 LLC - 1434 Shirley Drive Lakeland FL LLC	1434 Shirley Drive, Lakeland, FL, 33810
Landa App 2 LLC - 8990 Doris Lane Jacksonville FL LLC	8990 Doris Lane, Jacksonville, FL, 32220
Landa App 2 LLC - 1096 Vincent Drive Mount Dora FL LLC	1096 Vincent Drive, Mount Dora, FL, 32757
Landa App 2 LLC - 301 Woodstream Drive Gastonia NC LLC	301 Woodstream Drive, Gastonia, NC, 28056
Landa App 2 LLC - 1120 9th Court Pleasant Grove AL LLC	1120 9th Court, Pleasant Grove, AL, 35127
Landa App 2 LLC - 808 Home Trail Gastonia NC LLC	808 Home Trail, Gastonia, NC, 28052
Landa App 2 LLC - 179 Poplar Springs Drive Mulga AL LLC	179 Poplar Springs Drive, Mulga, AL, 35118
Landa App 2 LLC - 4464 Willow Street Gardendale AL LLC	4464 Willow Street, Gardendale, AL, 35071
Landa App 2 LLC - 7817 3rd Avenue S Birmingham AL LLC	7817 3rd Avenue S, Birmingham, AL, 35206
Landa App 2 LLC - 1713 Alfen Street Jacksonville FL LLC	1713 Alfen Street, Jacksonville, FL, 32254
Landa App 2 LLC - 1744 Mountain Drive Tarrant AL LLC	1744 Mountain Drive, Tarrant, AL, 35217
Landa App 2 LLC - 6820 66th Street S Birmingham AL LLC	6820 66th Street S, Birmingham, AL, 35212
Landa App 2 LLC - 650 Willow Bend Ln Bessemer AL LLC	650 Willow Bend Ln, Bessemer, AL, 35023
Landa App 2 LLC - 113 Hughes Avenue Sanford FL LLC	113 Hughes Avenue, Sanford, FL, 32771
Landa App 2 LLC - 5844 Willow Crest Drive Pinson AL LLC	5844 Willow Crest Drive, Pinson, AL, 35126
Landa App 2 LLC - 1625 W McFarland Avenue Gastonia NC LLC	1625 W McFarland Avenue, Gastonia, NC, 28054
Landa App 2 LLC - 913 2nd Street Kings Mountain NC LLC	913 2nd Street, Kings Mountain, NC, 28086
Landa App 2 LLC - 200 15th Court NW Center Point AL LLC	200 15th Court NW, Center Point, AL, 35215
Landa App 2 LLC – 503 8th Street S Bessemer AL LLC	503 8th Street S, Bessemer, AL, 35020
Landa App 2 LLC - 503 E Robinson Street Dallas NC LLC	503 E Robinson Street, Dallas, NC, 28034
Landa App 2 LLC - 4037 Stone Drive Bessemer AL LLC	4037 Stone Drive, Bessemer, AL, 35022
Landa App 2 LLC - 4601 Sylvaner Lane Birmingham AL LLC	4601 Sylvaner Lane, Birmingham, AL, 35244
Landa App 2 LLC - 8048 Old Plank Road Jacksonville FL LLC	8048 Old Plank Road, Jacksonville, FL, 32220
Landa App 2 LLC - 340 17th Avenue Northwest Center Point AL LLC	340 17th Avenue Northwest, Center Point, AL 35215
Landa App 2 LLC - 2150 Tishamingo Drive Birmingham AL LLC	2150 Tishamingo Drive Birmingham, AL 35217
Landa App 2 LLC - 3029 Cedaridge Drive Tampa FL LLC	3029 Cedaridge Drive Tampa, FL 33618

(1)	Each Series herein is also referred to below in shortened form as “Landa Series” followed by its street address only.

The Company, through each Series, commenced operations on December 8, 2021 (Inception).

Recent Developments

The tables below provide information with respect to recent developments of the Series including dividend payments, lease renewals, vacancies and defaults. These recent developments are incorporated by reference to their respective hyperlinked Form 1-U filed by the Company and incorporated herein by reference.

Form 1-U		Subject
Filing Date and hyperlink		Leasing Status		Distributions		Other
04/05/2023	-	X	-	-	-	-
04/05/2023	-	-	-	X	-	-
04/28/2023	-	-	-	-	-	Promissory Notes
05/04/2023	-	-	-	-	-	Refinance Notes; Title Transfer
05/05/2023	-	-	-	X	-	-
05/26/2023	-	-	-	-	-	Officer Departure
06/09/2023	-	-	-	X	-	-
06/12/2023	-	-	-	-	-	Refinance Notes; Promissory Notes
06/15/2023	-	-	-	X	-	-
07/07/2023	-	-	-	X	-	-
08/04/2023	-	-	-	X	-	-
08/04/2023	-	-	-	X	-	-
09/13/2023	-	-	-	X	-	Director Resignation

Market Outlook—Real Estate Finance Markets

While the ongoing impact of COVID-19 has created uncertainty about the overall stability of the economic and financial market, we remain encouraged by the fundamentals of the residential housing market and believe there will be an increased demand for residential rental properties, including single-family homes and duplexes. As we look ahead the next three years, we believe improving fundamentals, transactions, and residential real estate lending activities will continue to strengthen in core United States metro markets. We also expect high foreign direct investment in United States markets and real estate assets to continue. Further, the assistance provided by governmental support programs and commitments is expected to support U.S. capital markets over the immediate future.

If markets continue to strengthen, the competition for risk-adjusted yield will become increasingly fierce. We believe that innovative funding options and quicker closing timelines from the Manager allow for greater financing availability in a period of rising competition amongst capital providers.

However, risks related to inflation, interest rate hikes and regulatory uncertainty could adversely affect growth and the values of our investments. In the event market fundamentals deteriorate, our real estate portfolio may be impaired as a result of lower occupancy, lower rental rates, and/or declining values. Further, these circumstances may materially impact the cost and availability of credit to borrowers, hampering the ability of the Manager to acquire new investments with attractive risk-reward dynamics.

Over the short term, we remain cautiously optimistic about the opportunity to acquire investments offering attractive risk-adjusted returns in our targeted investment markets. However, we recognize disruptions in financial markets can occur at any time. By targeting modest leverage and short target investment durations, we believe we will remain well positioned, as compared to our competitors, in the event current market dynamics deteriorate.

Recently, the US experienced the fastest increase in prices since 1981, leading to inflation exceeding nine percent (9%) in June 2022 and six and a half percent (6.5%) in December 2022, according to the U.S. Bureau of Labor Statistics. In response, the Federal Reserve raised interest rates by the largest amount since 1994, ending a near four-decade trend of falling, near-zero interest rates. This shift in interest rates drove mortgage rates to their highest levels in nearly 14 years. We believe that the net result of these increases in interest rates further deter home purchase activity generally, but particularly among millennials who are more likely to require debt, which ultimately may lead to an increase in demand for rentals.

Rising inflation may adversely affect a Series by increasing costs of goods, materials, labor, and fuel, which may increase such Series’ operating expenses. In addition, higher interest rates, may make it difficult or expensive for a Series to refinance any outstanding indebtedness, including the Acquisition Notes (as defined in the Offering Circular), with a new mortgage or other debt financing. As of the date of this Offering Circular, neither the Company nor any of the Series has been materially impacted by inflationary pressures or rising interest rates. The Manager will continue to monitor and assess economic conditions, and intends to take reasonable steps to mitigate any impact on a Series and/or its underlying Property, or the Company in general.

Impact of the COVID-19 Coronavirus Pandemic

The international spread of COVID-19 was declared a global pandemic by the World Health Organization on March 11, 2020. The extent to which this pandemic could continue to affect our financial condition, liquidity, and results of operations is difficult to predict and depends on evolving factors, including, but not limited to, duration, scope, government actions, and other social responses. Beginning in March 2020, many states in the U.S., including Georgia, where our current Properties are located, implemented stay-at-home and shutdown orders for all “non-essential” business and activity in an aggressive effort to mitigate the spread of COVID-19. These orders have continued to evolve resulting in a full or partial lifting of these restrictions at various points over the past two years. Vaccinations for the COVID-19 virus have been widely distributed among the general U.S. population which has resulted in a loosening of previously mandated restrictions. However, the potential emergence of vaccine-resistant variants of COVID-19 could trigger restrictions to be put back in place. Such restrictions may include mandatory business shut-downs, reduced business operations and social distancing requirements.

The pandemic’s duration and severity and the extent of the adverse health impact on the general population and on the local population where our Properties are and will be located are unknown. These, among other items, will likely impact the economy, the unemployment rate and our operations and could materially affect our future consolidated results of operations, financial condition, liquidity, investments and overall performance. In addition, our business may be affected by our ability to hire and/or maintain adequate staffing and by disruption in the supply chain for building, construction and related goods and materials. For more information, please see the section entitled “Risk Factors – The COVID-19 pandemic may adversely affect our business” of our Offering Circular, which is incorporated herein by reference.

Results of Operations

The following table sets forth key components of our results of operations for the six months ended June 30, 2023 and 2022.

	Six months ended June 30,
Category	2023	2022
Rental income	$162,564	$76,113
Management fee	12,935	5,909
HOA fee	238	238
Insurance	9,440	1,613
Real estate taxes	17,234	7,139
Utilities	200	522
Repairs & maintenance	14,548	2,739
Depreciation expense	61,939	25,644
Interest expense	140,767	24,706
Net income (loss) before income taxes	(94,737)	7,603
Provision for income taxes	-	-
Net income (loss)	$(94,737)	$7,603

Revenues

Revenues are generated at the Series level and are derived from rental revenues. Rental revenues consist of rental amounts collected under the lease agreements related to each Series’ Property, net of any concessions and uncollectible amounts. Each Series enters into a lease agreement directly with the tenant. Each lease has a term of one year, and in certain cases, may extend to a month-to-month lease, and we expect to enter into new lease agreement with one-year terms as well.

Operating Expenses

Expenses are incurred at the Series level. The Operating Expenses (defined in the Offering Circular) incurred by each Series prior to such Series acquiring title to its underlying Property from Landa Properties are paid by the Manager. For more information about the operating expenses of the Series and the Properties, please see “Description of our Business – Operating Expenses” of our Offering Circular, which can be found here and is incorporated herein by reference.

Each Series is responsible for its own Operating Expenses once it acquires title to its underlying Property.

For the six months ended June 30, 2023 and 2022, the Series incurred a total aggregate of $257,301 and $68,510 in Operating Expenses (calculated on a combined basis), respectively.

The following table summarizes the Operating Expenses by category:

	Six months ended June 30,
Operating expenses	2023	2022
Management fee	$12,935	$5,909
HOA fee	238	238
Insurance	9,440	1,613
Real estate taxes	17,234	7,139
Utilities	200	522
Repairs & maintenance	14,548	2,739
Depreciation expense	61,939	25,644
Interest expense	140,767	24,706
Total operating expenses	$257,301	$68,510

The following table summarizes the Operating Expenses for each Series:

	Six months ended June 30,
Series	2023	2022
Landa Series 126 Wildwood Road	$8,020	$9,149
Landa Series 137 Spring Valley Circle	7,860	7,708
Landa Series 153 Spring Valley Circle	9,078	7,841
Landa Series 2174 Scarbrough Road	8,206	7,174
Landa Series 303 Kellys Walk	8,368	7,741
Landa Series 3192 Lake Monroe Road	7,057	7,689
Landa Series 4085 Springvale Way	10,369	9,861
Landa Series 45 Robertford Drive	11,262	11,347
Landa Series 1096 Vincent Drive	9,104	-
Landa Series 1120 9th Court	4,187	-
Landa Series 113 Hughes Avenue	8,595	-
Landa Series 1434 Shirley Drive	7,579	-
Landa Series 1625 W McFarland Avenue	6,624	-
Landa Series 1713 Alfen Street	4,716	-
Landa Series 1744 Mountain Drive	5,650	-
Landa Series 179 Poplar Springs Drive	3,911	-
Landa Series 200 15th Court Northwest	4,624	-
Landa Series 2150 Tishamingo Drive	5,419	-
Landa Series 235 Celery Avenue North	7,207	-
Landa Series 28 E Hammon Drive	6,578	-
Landa Series 301 Woodstream Drive	6,701	-
Landa Series 3029 Cedaridge Drive	11,486	-
Landa Series 340 17th Avenue Northwest	4,547	-
Landa Series 4037 Stone Drive	6,357	-
Landa Series 4126 Oriely Drive West	4,536	-
Landa Series 4464 Willow Street	7,208	-
Landa Series 4601 Sylvaner Lane	8,562	-
Landa Series 503 8th Street South	3,802	-
Landa Series 503 East Robinson Street	4,802	-
Landa Series 580 Dorothy Street	6,390	-
Landa Series 5844 Willow Crest Drive	9,098	-
Landa Series 650 Willow Bend Lane	4,514	-
Landa Series 6716 Mopsy Lane	6,443	-
Landa Series 6820 66th Street South	4,409	-
Landa Series 7817 3rd Avenue South	3,719	-
Landa Series 8048 Old Plank Road	7,385	-
Landa Series 808 Home Trail	5,266	-
Landa Series 8990 Doris Lane	3,387	-
Landa Series 913 2nd Street	4,275	-
Total operating expenses	$257,301	$68,510

Net Income (Loss)

As a result of the cumulative effect of the foregoing factors for the six months ended June 30, 2023 and 2022, the Series generated an aggregate net income (loss) of $(94,737) and $7,603, respectively. The following table summarizes net income/(loss) for each Series:

	Six months ended June 30,
Series	2023	2022
Landa Series 126 Wildwood Road	$1,175	$(539)
Landa Series 137 Spring Valley Circle	818	420
Landa Series 153 Spring Valley Circle	972	859
Landa Series 2174 Scarbrough Road	1,249	(214)
Landa Series 303 Kellys Walk	2,657	2,759
Landa Series 3192 Lake Monroe Road	(1,457)	411
Landa Series 4085 Springvale Way	2,409	2,309
Landa Series 45 Robertford Drive	2,182	1,598
Landa Series 1096 Vincent Drive	(5,009)	-
Landa Series 1120 9th Court	(1,997)	-
Landa Series 113 Hughes Avenue	(4,867)	-
Landa Series 1434 Shirley Drive	(3,799)	-
Landa Series 1625 W McFarland Avenue	(3,474)	-
Landa Series 1713 Alfen Street	(1,948)	-
Landa Series 1744 Mountain Drive	(3,645)	-
Landa Series 179 Poplar Springs Drive	(1,916)	-
Landa Series 200 15th Court Northwest	(2,524)	-
Landa Series 2150 Tishamingo Drive	(2,899)	-
Landa Series 235 Celery Avenue North	(3,467)	-
Landa Series 28 E Hammon Drive	(3,058)	-
Landa Series 301 Woodstream Drive	(3,467)	-
Landa Series 3029 Cedaridge Drive	(6,656)	-
Landa Series 340 17th Avenue Northwest	(1,922)	-
Landa Series 4037 Stone Drive	(3,680)	-
Landa Series 4126 Oriely Drive West	(2,666)	-
Landa Series 4464 Willow Street	(4,531)	-
Landa Series 4601 Sylvaner Lane	(4,583)	-
Landa Series 503 8th Street South	(1,807)	-
Landa Series 503 East Robinson Street	(2,492)	-
Landa Series 580 Dorothy Street	(3,051)	-
Landa Series 5844 Willow Crest Drive	(6,053)	-
Landa Series 650 Willow Bend Lane	(2,183)	-
Landa Series 6716 Mopsy Lane	(3,443)	-
Landa Series 6820 66th Street South	(2,362)	-
Landa Series 7817 3rd Avenue South	(3,719)	-
Landa Series 8048 Old Plank Road	(7,385)	-
Landa Series 808 Home Trail	(3,622)	-
Landa Series 8990 Doris Lane	(657)	-
Landa Series 913 2nd Street	(1,860)	-
Total operating expenses	$(94,737)	$7,603

Liquidity and Capital Resources

The Company commenced operations in December 2021. The Company did not commence its operations prior to the qualification of its initial Offering Statement. In addition, no Series commences its operations prior to the qualification of an offering statement (or amendment) in which such Series is included and the transfer of title of each of the Properties from Landa Properties to the applicable Series. Once a Series commences its planned principal operations, it will incur significant additional expenses. Until such time as a Series has the capacity to generate cash flows from operations, it may seek additional capital, including from the Manager.

The Company expects to incur significant additional expenses and will be dependent on additional capital resources. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. See Note 1  of the Financial Statements included in this Semiannual Report.

Prior to the closing of the first offering of each Series, each Series will distribute all cash held by such Series to the Manager, except for the initial reserve allocation for such Series.

In connection with the acquisition, or expected acquisition of its Property from Landa Properties, each Series issues an Acquisition Note to the Manager. The Acquisition Notes represent unsecured related-party loans between each respective Series and Landa Holdings. The Acquisition Notes bear an interest rate of up to four and a half percent (4.5%) per annum, provided that interest will not accrue on the Acquisition Notes issued by each Series, and no payment of amounts outstanding under such Acquisition Notes will be due, prior to the transfer to the applicable Series of title to its Property, and if such title transfer does not occur prior to the maturity of such Acquisition Note, such Acquisition Note will terminate with no obligation for the Series to make any payment thereunder.

Each Acquisition Note includes payment to the Manager of an Acquisition Fee ranging from five percent (5%) to ten percent (10%) of the purchase cost of the Property. The Acquisition Fee for each Series is calculated by the Manager, acting in its sole discretion, based on several factors including the purchase cost of the Property, as well as sourcing and due diligence costs incurred in connection with the acquisition of the Property. Please see the “Form of Promissory Note, by and between Landa Holdings, Inc. and a Landa App LLC Series (Acquisition Note)” which is included as an exhibit to this Semiannual Report for more information.

Each Series uses substantially all of the net proceeds from its offering to pay down all or a portion of the balance of its Acquisition Note.

We expect that in most instances, each Series will seek to further refinance any outstanding indebtedness. The Manager may from time to time modify a Series’ financing policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of its Property, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. The Series cannot exceed the leverage limit of its leverage policy unless any excess in borrowing over such level is approved by the Manager.

We expect the Series to hold each of the Properties indefinitely; however, the Manager, acting in its sole discretion, may dispose of a Property and dissolve a Series pursuant to the terms of the Master Agreement.

Further, each Series has certain fixed Operating Expenses, which in the case of the Series will be regardless of whether it is able to raise substantial funds in its offering.

Each Series expects to use its capital resources to make certain payments to the Manager in connection with the management of its Property and costs incurred by the Manager in providing services to it.

The Manager will receive fees and expense reimbursements pursuant to the Series’ management agreement.

Neither the Manager nor its affiliates will receive any selling commissions or dealer manager fees in connection with the offer and sale of the membership interests.

The Manager or its affiliates may provide loans to the Series following its offering, which are used, among other things, to refinance any borrowings relating to such Series’ Property or, in the event a Series incurs a significant unforeseeable expense or vacancy, to be used by such Series to cover its debt obligations or other liabilities. In the case that the Manager provides a loan to a Series, the Series will be obligated to pay interest no greater than seven percent (7%) on that loan at a rate to be determined solely by the Manager.

Cash Balances

As of June 30, 2023, the Company itself had no cash or cash equivalents on hand. Cash is held at the Series level. On a total combined basis, as of June 30, 2023 and December 31, 2022, the Series in the aggregate had $115,002 and $41,657 on hand, respectively. The following table summarizes the cash and restricted cash by Series:

Series	June 30, 2023	December 31, 2022
Landa Series 126 Wildwood Road	$3,224	$6,470
Landa Series 137 Spring Valley Circle	4,620	4,397
Landa Series 153 Spring Valley Circle	4,816	4,165
Landa Series 2174 Scarbrough Road	4,801	4,998
Landa Series 303 Kellys Walk	7,581	7,225
Landa Series 3192 Lake Monroe Road	1,374	3,882
Landa Series 4085 Springvale Way	5,247	4,591
Landa Series 45 Robertford Drive	4,673	5,929
Landa Series 1096 Vincent Drive	4,228	-
Landa Series 1120 9th Court	1,769	-
Landa Series 113 Hughes Avenue	59	-
Landa Series 1434 Shirley Drive	6,374	-
Landa Series 1625 W Mcfarland Avenue	4,490	-
Landa Series 1713 Alfen Street	3,776	-
Landa Series 1744 Mountain Drive	297	-
Landa Series 179 Poplar Springs Drive	2,325	-
Landa Series 200 15th Court Northwest	1,373	-
Landa Series 2150 Tishamingo Drive	1,811	-
Landa Series 235 Celery Avenue North	6,534	-
Landa Series 28 E Hammon Drive	5,487	-
Landa Series 301 Woodstream Drive	2,925	-
Landa Series 3029 Cedaridge Drive	450	-
Landa Series 340 17th Avenue Northwest	5,060	-
Landa Series 4037 Stone Drive	3,515	-
Landa Series 4126 Oriely Drive West	3,907	-
Landa Series 4464 Willow Street	638	-
Landa Series 4601 Sylvaner Lane	221	-
Landa Series 503 8th Street South	121	-
Landa Series 503 East Robinson Street	3,862	-
Landa Series 580 Dorothy Street	3,483	-
Landa Series 5844 Willow Crest Drive	27	-
Landa Series 650 Willow Bend Lane	3,688	-
Landa Series 6716 Mopsy Lane	2,209	-
Landa Series 6820 66th Street South	2,368	-
Landa Series 7817 3rd Avenue South	477	-
Landa Series 8048 Old Plank Road	87	-
Landa Series 808 Home Trail	1	-
Landa Series 8990 Doris Lane	3,356	-
Landa Series 913 2nd Street	3,748	-
Total combined cash and restricted cash	$115,002	$41,657

Loans

Acquisition Notes

Each Series financed 100% of the costs associated with the acquisition of its Property, including an acquisition fee and expenses associated with sourcing its Property, with an Acquisition Note issued by such Series to the Manager, the terms of which are listed in the table below. Each of these Acquisition Notes represents a related-party loan between each respective Series and the Manager. The Acquisition Notes are interest-bearing and are an unsecured obligation of the applicable Series.

The following table sets forth the net amounts as of June 30, 2023:

Series	Principal Amount(1)	Annual Interest Rate	Loan Date	Current Outstanding Amount(2)
Landa Series 126 Wildwood Road	$185,571	4.50%	07/28/2021	$-
Landa Series 137 Spring Valley Circle (3)	$176,953	4.50%	07/28/2021	$136
Landa Series 153 Spring Valley Circle	$201,557	4.50%	07/28/2021	$404
Landa Series 2174 Scarbrough Road (3)	$183,204	4.50%	07/28/2021	$3,758
Landa Series 303 Kellys Walk	$237,426	4.50%	09/07/2021	$54
Landa Series 3192 Lake Monroe Road	$168,518	4.50%	07/28/2021	$28
Landa Series 4085 Springvale Way (3)	$245,767	4.50%	07/01/2021	$-
Landa Series 45 Robertford Drive	$273,675	4.50%	07/28/2021	$-
Landa Series 1096 Vincent Drive	$315,357	4.50%	04/28/2023	$101,008
Landa Series 1120 9th Court	$187,510	4.50%	04/28/2023	$88,784
Landa Series 113 Hughes Avenue	$325,956	4.50%	04/28/2023	$123,578
Landa Series 1434 Shirley Drive	$268,554	4.50%	04/28/2023	$87,646
Landa Series 1625 W McFarland Avenue	$275,108	4.50%	04/28/2023	$90,713
Landa Series 1713 Alfen Street	$182,221	4.50%	04/28/2023	$50,332
Landa Series 1744 Mountain Drive	$188,821	4.50%	04/28/2023	$99,834
Landa Series 179 Poplar Springs Drive	$178,993	4.50%	04/28/2023	$76,130
Landa Series 200 15th Court Northwest	$168,567	4.50%	04/28/2023	$73,690
Landa Series 2150 Tishamingo Drive	$224,319	4.50%	04/28/2023	$127,421
Landa Series 235 Celery Avenue North	$280,599	4.50%	04/28/2023	$90,590
Landa Series 28 E Hammon Drive	$271,393	4.50%	04/28/2023	$108,962
Landa Series 301 Woodstream Drive	$290,432	4.50%	04/28/2023	$128,125
Landa Series 3029 Cedaridge Drive	$393,284	4.50%	04/28/2023	$122,916
Landa Series 340 17th Avenue Northwest	$189,141	4.50%	04/28/2023	$78,810
Landa Series 4037 Stone Drive	$228,364	4.50%	04/28/2023	$89,510
Landa Series 4126 Oriely Drive West	$251,465	4.50%	05/19/2023	$78,691
Landa Series 4464 Willow Street	$243,829	4.50%	04/28/2023	$65,160
Landa Series 4601 Sylvaner Lane	$345,886	4.50%	04/28/2023	$123,062
Landa Series 503 8th Street South	$156,106	4.50%	04/28/2023	$67,132
Landa Series 503 East Robinson Street	$184,476	4.50%	04/28/2023	$73,592
Landa Series 580 Dorothy Street	$241,252	4.50%	04/28/2023	$102,868
Landa Series 5844 Willow Crest Drive	$254,760	4.50%	04/28/2023	$94,655
Landa Series 650 Willow Bend Lane	$184,132	4.50%	04/28/2023	$63,005
Landa Series 6716 Mopsy Lane	$237,362	4.50%	04/28/2023	$95,177
Landa Series 6820 66th Street South	$194,505	4.50%	04/28/2023	$84,495
Landa Series 7817 3rd Avenue South	$135,983	4.50%	04/28/2023	$8,030
Landa Series 8048 Old Plank Road	$299,140	4.50%	04/28/2023	$77,692
Landa Series 808 Home Trail	$322,459	4.50%	05/19/2023	$121,213
Landa Series 8990 Doris Lane	$136,785	4.50%	04/28/2023	$16,613
Landa Series 913 2nd Street	$176,271	4.50%	04/28/2023	$51,978

(1)	The principal amount is due and payable by the Series within 30 days after demand by the Manager, as lender, at any time prior to the liquidation, dissolution or winding up of the Series.
(2)	Each Acquisition Note was entered into on the date set forth in the table above. Interest began to accrue on the Acquisition Notes when title to the Property was transferred to the Series.
(3)	On April 18, 2022, this Series amended its Acquisition Note to reduce the principal amount payable on such Acquisition Note. See Note 4 to the Financial Statements.

Refinance Notes

Each Series issued a Refinance Note either to Lending One LLC or to L Finance LLC (neither of which is affiliated with the Company or the Manager), the terms of which are listed in the table below. Each Refinance Note is secured by the Property underlying the respective Series. Each Series paid down, or otherwise discharged, a portion of the outstanding balance of its Acquisition Note with the Refinance Note. Each Refinance Note is secured by the Property underlying the respective Series.

The following table sets forth the terms and the net amounts of the Refinance Notes as of June 30, 2023.

Series	Principal Amount	Annual Interest Rate	Loan Date	Maturity Date	Current Outstanding Amount
Landa Series 126 Wildwood Road(2)	$116,250	4.80%	12/08/2021	*	$116,250
Landa Series 137 Spring Valley Circle(2)	$108,750	4.80%	12/08/2021	*	$108,750
Landa Series 153 Spring Valley Circle(2)	$122,250	4.80%	12/08/2021	*	$116,265
Landa Series 2174 Scarbrough Road(2)	$116,250	4.80%	12/08/2021	*	$116,250
Landa Series 303 Kellys Walk(2)	$157,500	4.80%	12/08/2021	*	$132,144
Landa Series 3192 Lake Monroe Road(2)	$122,500	4.80%	12/08/2021	*	$108,594
Landa Series 4085 Springvale Way(2)	$132,080	4.80%	12/08/2021	*	$132,080
Landa Series 45 Robertford Drive(2)	$180,750	4.80%	12/08/2021	*	$180,750
Landa Series 1096 Vincent Drive (1)(3)	$210,250	**	04/28/2023	05/01/2024	$210,250
Landa Series 1120 9th Court (1)(3)	$94,250	**	04/28/2023	05/01/2024	$94,250
Landa Series 113 Hughes Avenue (1)(3)	$201,550	**	04/28/2023	05/01/2024	$201,550
Landa Series 1434 Shirley Drive (1)(3)	$156,600	**	04/28/2023	05/01/2024	$156,600
Landa Series 1625 W McFarland Avenue (1)(3)	$175,450	**	04/28/2023	05/01/2024	$175,450
Landa Series 1713 Alfen Street (1)(3)	$112,375	**	04/28/2023	05/01/2024	$112,375
Landa Series 1744 Mountain Drive (1)(3)	$87,000	**	04/28/2023	05/01/2024	$87,000
Landa Series 179 Poplar Springs Drive (1)(3)	$98,238	**	04/28/2023	05/01/2024	$98,238
Landa Series 200 15th Court Northwest (1)(3)	$82,650	**	04/28/2023	05/01/2024	$82,650
Landa Series 2150 Tishamingo Drive (1)(3)	$94,250	**	04/28/2023	05/01/2024	$94,250
Landa Series 235 Celery Avenue North (1)(3)	$184,875	**	04/28/2023	05/01/2024	$184,875
Landa Series 28 E Hammon Drive (1)(3)	$155,875	**	04/28/2023	05/01/2024	$155,875
Landa Series 301 Woodstream Drive (1)(3)	$160,950	**	04/28/2023	05/01/2024	$160,950
Landa Series 3029 Cedaridge Drive (1)(3)	$250,850	**	04/28/2023	05/01/2024	$250,850
Landa Series 340 17th Avenue Northwest (1)(3)	$100,050	**	04/28/2023	05/01/2024	$100,050
Landa Series 4037 Stone Drive (1)(3)	$137,750	**	04/28/2023	05/01/2024	$137,750
Landa Series 4126 Oriely Drive West (1)(3)	$167,610	**	05/19/2023	05/01/2024	$167,610
Landa Series 4464 Willow Street (1)(3)	$177,625	**	04/28/2023	05/01/2024	$177,625
Landa Series 4601 Sylvaner Lane (1)(3)	$205,900	**	04/28/2023	05/01/2024	$205,900
Landa Series 503 8th Street South (1)(3)	$87,000	**	04/28/2023	05/01/2024	$87,000
Landa Series 503 East Robinson Street (1)(3)	$107,300	**	04/28/2023	05/01/2024	$107,300
Landa Series 580 Dorothy Street (1)(3)	$137,750	**	04/28/2023	05/01/2024	$137,750
Landa Series 5844 Willow Crest Drive (1)(3)	$155,875	**	04/28/2023	05/01/2024	$155,875
Landa Series 650 Willow Bend Lane (1)(3)	$119,625	**	04/28/2023	05/01/2024	$119,625
Landa Series 6716 Mopsy Lane (1)(3)	$137,750	**	04/28/2023	05/01/2024	$137,750
Landa Series 6820 66th Street South (1)(3)	$108,025	**	04/28/2023	05/01/2024	$108,025
Landa Series 7817 3rd Avenue South (1) (3)	$76,125	**	04/28/2023	05/01/2024	$76,125
Landa Series 8048 Old Plank Road (1)(3)	$221,125	**	04/28/2023	05/01/2024	$221,125
Landa Series 808 Home Trail (1)(3)	$200,075	**	05/19/2023	05/01/2024	$200,075
Landa Series 8990 Doris Lane (1)(3)	$83,375	**	04/28/2023	05/01/2024	$83,375
Landa Series 913 2nd Street (1)(3)	$108,750	**	04/28/2023	05/01/2024	$108,750

(1)	The payment schedule for this Loan requires that on the Maturity Date, Borrower make a balloon payment of all unpaid principal, interest, charges, fees, costs and any other unpaid amounts.
(2)	Refinance Note was issued to Lending One LLC.
(3)	Refinance Note was issued to L Finance LLC.
*	The earlier of (i) January 1, 2027 and (ii) the date on which the unpaid principal balance on the Refinance Note becomes due and payable by acceleration or otherwise or the exercise of any of Lending One’s rights or remedies.
**	The interest rate is an annual rate equal to the greater of (a) the sum of (i) SOFR and (ii) seven percent (7%); and (b) twelve and a half percent (12.5%).

Plan of Operations

We plan to launch an as of yet undetermined number of additional Series and related offerings in the next twelve (12) months with properties that we acquire from our affiliates, including Landa Properties. The proceeds from any additional offerings closed during the next twelve (12) months will be used for, among other things, the acquisition of Properties by the Series conducting the offerings. No investor in any Series will, by virtue of its interest in such Series, including its underlying Property, have any interest in, or rights to acquire an interest in, any other Series.

While each Series intends to hold its Property indefinitely, as each Property reaches what the Manager believes to be its optimum value, the Manager may consider disposing of such Property. Please see “Description of our Business – Our Manager – Disposition Policies” in our Offering Circular, which can be found here and is incorporated herein by reference, for more information about our disposition policy with respect to the Properties.

We expect that the rental income earned from each Series’ Property will satisfy each Series’ cash requirements. Each Series may seek additional capital in the form of debt financing from other financing sources to satisfy any additional cash requirements, including a related-party loan between each Series and the Manager.

Off-Balance Sheet Arrangements

Neither the Company nor any of the Series had during the periods presented, and does not currently have, any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires the Manager to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operations. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments, effective December 8, 2021.

We determine revenue recognition through the following steps:

●	identification of a contract with a customer;

●	identification of the performance obligations in the contract;

●	determination of the transaction price;

●	allocation of the transaction price to the performance obligations in the contract; and

●	recognition of revenue when or as the performance obligations are satisfied.

Operating Expenses

If the Operating Expenses exceed the amount of revenues generated from a Series and cannot be covered by any Reserves of such Series, the Manager may (a) pay such Operating Expenses and seek reimbursement and/or (b) loan the amount of the Operating Expenses to the applicable Series and be entitled to reimbursement of such amount from future revenues generated by such Series. In the case that the Manager provides a loan to a Series, the Series will be obligated to pay interest on that loan at a rate to be determined solely by the Manager, but which will be no greater than 7%.

Fees to the Manager

Monthly Management Fee: Each Series pays the Manager a monthly management fee ranging from five percent (5%) to ten percent (10%) of Gross Monthly Rent for each Property.

Acquisition Fee: The Acquisition Notes issued by each Series to the Manager in connection with the acquisition of its Property included amounts attributable to an acquisition fee due to the Manager ranging from five percent (5%) to ten percent (10%) of the purchase price of the Property.

Property Diligence Expenses: The Acquisition Notes issued by each Series to the Manager in connection with the acquisition of its Property included amounts attributable to any and all fees, costs and expenses incurred in connection with the evaluation, discovery, and investigation of such Property incurred prior to such acquisition, including legal fees associated with the title insurance, appraisal costs and inspection costs, and any other expenses associated with the acquisition of a Property.

Brokerage Fee: The broker of record for each Offering is expected to receive a brokerage fee equal to 1% of the amount raised from investors through each Series’ Offering. We comply with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of a Series’ Offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity upon the completion of an Offering or to expense if the Offering is not completed. The broker of record is not affiliated with the Manager.

Administrative Costs: In accordance with FASB ASC 720, administrative costs, including accounting fees and legal fees, are expensed as incurred. See “Item 1. Business—Operating Expenses” for additional information.

For more information about the fees payable to the Manager, please see “Description of our Business—Our Manager—Manager Compensation” of our Offering Circular, which can be found here and is incorporated herein by reference.

Fair Value of Financial Instruments

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Earnings (Loss) / Income per Membership Interest

Upon completion of an Offering, each Series intends to comply with accounting and disclosure requirements of ASC Topic 260, Earnings per Share. For each Series, earnings (loss) / income per interest will be computed by dividing net (loss) / income for a particular Series by the weighted average number of outstanding interests in that particular Series during the year.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We adopted this new standard upon formation in October 2019. The adoption of this standard did not have a material impact on our financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

We do not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 2, Summary of Significant Accounting Policies, in our financial statements

Subsequent Events

For further information regarding “Subsequent Events,” please see Note 8, Subsequent Events, in our financial statements.

Item 2. Other Information

None.

Item 3. Financial Statements

Index to the Unaudited Financial Statements of Landa App 2 LLC
Combined and Combining Balance Sheets as of June 30, 2023 (Unaudited) and December 31, 2022	F-2
Combined and Combining Statement of Operations (Unaudited) for the six months ended June 30, 2023 and June 30, 2022	F-16
Combined and Combining Statement of Members’ Equity (Unaudited) for the six months ended June 30, 2023 and June 30, 2022	F-30
Combined and Combing Statement of Cash Flows (Unaudited) for the six months ended June 30, 2023 and June 30, 2022	F-37
Notes to the Financial Statements as of June 30, 2023	F-51

LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINED AND COMBINING BALANCE SHEETS

	Landa App 2 LLC		Landa Series 126 Wildwood Road		Landa Series 137 Spring Valley Circle
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
	(Unaudited)		(Unaudited)		(Unaudited)
Assets
Cash	$-	$-	$1,824	$5,070	$3,295	$3,072
Restricted cash	-	-	1,400	1,400	1,325	1,325
Escrow	-	-	2,140	227	1,948	138
Accounts receivable	-	-	1,544	-	-	-
Due from related party	-	-	-	6,657	-	-
Investments in single-family residential properties, net of depreciation	-	-	172,450	166,647	172,072	175,063

Total Assets	$-	$-	$179,358	$180,001	$178,640	$179,598

Liabilities and members’ equity (deficit)
Due to related party	$-	$-	$159	$-	$7,057	$6,835
Other liabilities	-	-	1,492	-	1,571	-
Security deposit	-	-	1,400	1,400	1,325	1,325
Acquisition note payable	-	-	-	-	136	25,275
Bridge note payable	-	-	-	-	-	-
Mortgage payable	-	-	116,250	116,250	108,750	108,750

Total Liabilities	-	-	119,301	117,650	118,839	142,185

Members’ equity (deficit)	-	-	60,057	62,351	59,801	37,413

Total Liabilities and Members’ Equity	$-	$-	$179,358	$180,001	$178,640	$179,598

The accompanying notes are an integral part of these combined and combining financial statements.

 LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINED AND COMBINING BALANCE SHEETS

	Landa Series 153 Spring Valley Circle		Landa Series 2174 Scarbrough Road		Landa Series 303 Kellys Walk
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
	(Unaudited)		(Unaudited)		(Unaudited)
Assets
Cash	$3,141	$2,490	$3,251	$3,448	$5,531	$5,175
Restricted cash	1,675	1,675	1,550	1,550	2,050	2,050
Escrow	2,197	140	2,264	263	283	-
Accounts receivable	-	-	-	-	-	-
Due from related party	6,388	6,921	4,446	5,272	52,335	54,306
Investments in single-family residential properties, net of depreciation	178,368	181,469	163,473	166,316	170,139	173,103

Total Assets	$191,769	$192,695	$174,984	$176,849	$230,338	$234,634

Liabilities and members’ equity (deficit)
Due to related party	$-	$-	$-	$-	$-	$-
Other liabilities	3,253	-	1,829	-	2,331	3,201
Security deposit	1,675	1,675	1,550	1,550	2,050	2,050
Acquisition note payable	404	42,538	3,758	10,185	54	54
Bridge note payable	-	-	-	-	-	-
Mortgage payable	116,265	116,265	116,250	116,250	132,144	132,144

Total Liabilities	121,597	160,478	123,387	127,985	136,579	137,449

Members’ equity (deficit)	70,172	32,217	51,597	48,864	93,759	97,185

Total Liabilities and Members’ Equity	$191,769	$192,695	$174,984	$176,849	$230,338	$234,634

The accompanying notes are an integral part of these combined and combining financial statements.

 LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINED AND COMBINING BALANCE SHEETS

	Landa Series 3192 Lake Monroe Road		Landa Series 4085 Springvale Way		Landa Series 45 Robertford Drive
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
	(Unaudited)		(Unaudited)		(Unaudited)
Assets
Cash	$49	$2,557	$5,247	$2,596	$2,574	$3,830
Restricted cash	1,325	1,325	-	1,995	2,099	2,099
Escrow	820	-	2,840	-	1,732	-
Accounts receivable	75	-	-	-	4,275	2,071
Due from related party	6,695	8,260	3,389	4,079	6,716	8,476
Investments in single-family residential properties, net of depreciation	149,298	151,894	230,210	234,214	247,249	251,546

Total Assets	$158,262	$164,036	$241,686	$242,884	$264,645	$268,022

Liabilities and members’ equity (deficit)
Due to related party	$-	$-	$-	$-	$-	$-
Other liabilities	1,379	1,076	3,048	1,280	2,485	1,473
Security deposit	-	1,325	1,995	1,995	2,099	2,099
Acquisition note payable	28	28	-	-	-	-
Bridge note payable	-	-	-	-	-	-
Mortgage payable	108,594	108,594	132,080	132,080	180,750	180,750

Total Liabilities	110,001	111,023	137,123	135,355	185,334	184,322

Members’ equity (deficit)	48,261	53,013	104,563	107,529	79,311	83,700

Total Liabilities and Members’ Equity	$158,262	$164,036	$241,686	$242,884	$264,645	$268,022

 The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINED AND COMBINING BALANCE SHEETS

	Landa Series 1096 Vincent Drive (1)		Landa Series 1120 9th Court (1)		Landa Series 113 Hughes Avenue (1)
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
	(Unaudited)		(Unaudited)		(Unaudited)
Assets
Cash	$4,228	$-	$1,769	$-	$59	$-
Restricted cash	-	-	-	-	-	-
Escrow	-	-	-	-	-	-
Accounts receivable	-	-	-	-	3,728	-
Due from related party	6,001	-	-	-	20,844	-
Investments in single-family residential properties, net of depreciation	305,772	-	192,259	-	301,649	-

Total Assets	$316,001	$-	$194,028	$-	$326,280	$-

Liabilities and members’ equity (deficit)
Due to related party	$-	$-	$6,333	$-	$-	$-
Other liabilities	1,413	-	158	-	4,479	-
Security deposit	-	-	-	-	-	-
Acquisition note payable	101,008	-	88,784	-	123,578	-
Bridge note payable	210,250	-	94,250	-	201,550	-
Mortgage payable	-	-	-	-	-	-

Total Liabilities	312,671	-	189,525	-	329,607	-

Members’ equity (deficit)	3,330	-	4,503	-	(3,327)	-

Total Liabilities and Members’ Equity	$316,001	$-	$194,028	$-	$326,280	$-

 The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINED AND COMBINING BALANCE SHEETS

	Landa Series 1434 Shirley Drive (1)		Landa Series 1625 W McFarland Avenue (1)		Landa Series 1713 Alfen Street (1)
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
	(Unaudited)		(Unaudited)		(Unaudited)
Assets
Cash	$6,374	$-	$4,490	$-	$3,776	$-
Restricted cash	-	-	-	-	-	-
Escrow	-	-	-	-	-	-
Accounts receivable	-	-	-	-	-	-
Due from related party	30,617	-	19,126	-	10,198	-
Investments in single-family residential properties, net of depreciation	234,227	-	251,411	-	170,951	-

Total Assets	$271,218	$-	$275,027	$-	$184,925	$-

Liabilities and members’ equity (deficit)
Due to related party	$-	$-	$-	$-	$-	$-
Other liabilities	1,785	-	1,071	-	603	-
Security deposit	156	-	-	-	-	-
Acquisition note payable	87,646	-	90,713	-	50,332	-
Bridge note payable	156,600	-	175,450	-	112,375	-
Mortgage payable	-	-	-	-	-	-

Total Liabilities	246,187	-	267,234	-	163,310	-

Members’ equity (deficit)	25,031	-	7,793	-	21,615	-

Total Liabilities and Members’ Equity	$271,218	$-	$275,027	$-	$184,925	$-

 The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINED AND COMBINING BALANCE SHEETS

	Landa Series 1744 Mountain Drive (1)		Landa Series 179 Poplar Springs Drive (1)		Landa Series 200 15th Court Northwest (1)
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
	(Unaudited)		(Unaudited)		(Unaudited)
Assets
Cash	$297	$-	$2,325	$-	$1,373	$-
Restricted cash	-	-	-	-	-	-
Escrow	-	-	-	-	-	-
Accounts receivable	-	-	-	-	-	-
Due from related party	5,075	-	20,103	-	15,565	-
Investments in single-family residential properties, net of depreciation	181,204	-	155,821	-	150,504	-

Total Assets	$186,576	$-	$178,249	$-	$167,442	$-

Liabilities and members’ equity (deficit)
Due to related party	$-	$-	$-	$-	$-	$-
Other liabilities	-	-	335	-	107	-
Security deposit	-	-	-	-	-	-
Acquisition note payable	99,834	-	76,130	-	73,690	-
Bridge note payable	87,000	-	98,238	-	82,650	-
Mortgage payable	-	-	-	-	-	-

Total Liabilities	186,834	-	174,703	-	156,447	-

Members’ equity (deficit)	(258)	-	3,546	-	10,995	-

Total Liabilities and Members’ Equity	$186,576	$-	$178,249	$-	$167,442	$-

 The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINED AND COMBINING BALANCE SHEETS

	Landa Series 2150 Tishamingo Drive (1)		Landa Series 235 Celery Avenue North (1)		Landa Series 28 E Hammon Drive (1)
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
	(Unaudited)		(Unaudited)		(Unaudited)
Assets
Cash	$1,811	$-	$6,534	$-	$5,487	$-
Restricted cash	-	-	-	-	-	-
Escrow	-	-	-	-	-	-
Accounts receivable	-	-	-	-	-	-
Due from related party	-	-	4,853	-	9,115	-
Investments in single-family residential properties, net of depreciation	233,661	-	270,647	-	258,864	-

Total Assets	$235,472	$-	$282,034	$-	$273,466	$-

Liabilities and members’ equity (deficit)
Due to related party	$12,458	$-	$-	$-	$-	$-
Other liabilities	-	-	1,211	-	675	-
Security deposit	-	-	-	-	-	-
Acquisition note payable	127,421	-	90,590	-	108,962	-
Bridge note payable	94,250	-	184,875	-	155,875	-
Mortgage payable	-	-	-	-	-	-

Total Liabilities	234,129	-	276,676	-	265,512	-

Members’ equity (deficit)	1,343	-	5,358	-	7,954	-

Total Liabilities and Members’ Equity	$235,472	$-	$282,034	$-	$273,466	$-

 The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINED AND COMBINING BALANCE SHEETS

	Landa Series 301 Woodstream Drive (1)		Landa Series 3029 Cedaridge Drive (1)		Landa Series 340 17th Avenue Northwest (1)
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
	(Unaudited)		(Unaudited)		(Unaudited)
Assets
Cash	$2,925	$-	$450	$-	$5,060	$-
Restricted cash	-	-	-	-	-	-
Escrow	-	-	-	-	-	-
Accounts receivable	-	-	-	-	-	-
Due from related party	9,689	-	25,483	-	-	-
Investments in single-family residential properties, net of depreciation	277,217	-	363,527	-	194,094	-

Total Assets	$289,831	$-	$389,460	$-	$199,154	$-

Liabilities and members’ equity (deficit)
Due to related party	$-	$-	$-	$-	$8,846	$-
Other liabilities	564	-	2,857	-	289	-
Security deposit	-	-	-	-	-	-
Acquisition note payable	128,125	-	122,916	-	78,810	-
Bridge note payable	160,950	-	250,850	-	100,050	-
Mortgage payable	-	-	-	-	-	-

Total Liabilities	289,639	-	376,623	-	187,995	-

Members’ equity (deficit)	192	-	12,837	-	11,159	-

Total Liabilities and Members’ Equity	$289,831	$-	$389,460	$-	$199,154	$-

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINED AND COMBINING BALANCE SHEETS

	Landa Series 4037 Stone Drive (1)		Landa Series 4126 Oriely Drive West (2)		Landa Series 4464 Willow Street (1)
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
	(Unaudited)		(Unaudited)		(Unaudited)
Assets
Cash	$3,515	$-	$2,207	$-	$638	$-
Restricted cash	-	-	1,700	-	-	-
Escrow	-	-	-	-	-	-
Accounts receivable	-	-	-	-	-	-
Due from related party	26,078	-	1,987	-	26,075	-
Investments in single-family residential properties, net of depreciation	199,504	-	246,017	-	215,703	-

Total Assets	$229,097	$-	$251,911	$-	$242,416	$-

Liabilities and members’ equity (deficit)
Due to related party	$-	$-	$-	$-	$-	$-
Other liabilities	700	-	-	-	2,227	-
Security deposit	-	-	1,710	-	-	-
Acquisition note payable	89,510	-	78,691	-	65,160	-
Bridge note payable	137,750	-	167,610	-	177,625	-
Mortgage payable	-	-	-	-	-	-

Total Liabilities	227,960	-	248,011	-	245,012	-

Members’ equity (deficit)	1,137	-	3,900	-	(2,596)	-

Total Liabilities and Members’ Equity	$229,097	$-	$251,911	$-	$242,416	$-

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINED AND COMBINING BALANCE SHEETS

	Landa Series 4601 Sylvaner Lane (1)		Landa Series 503 8th Street South (1)		Landa Series 503 East Robinson Street (1)
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
	(Unaudited)		(Unaudited)		(Unaudited)
Assets
Cash	$221	$-	$121	$-	$3,862	$-
Restricted cash	-	-	-	-	-	-
Escrow	-	-	-	-	-	-
Accounts receivable	-	-	1,995	-	-	-
Due from related party	4,903	-	-	-	6,305	-
Investments in single-family residential properties, net of depreciation	336,723	-	155,981	-	175,809	-

Total Assets	$341,847	$-	$158,097	$-	$185,976	$-

Liabilities and members’ equity (deficit)
Due to related party	$-	$-	$1,413	$-	$-	$-
Other liabilities	1,029	-	909	-	1,181	-
Security deposit	-	-	-	-	-	-
Acquisition note payable	123,062	-	67,132	-	73,592	-
Bridge note payable	205,900	-	87,000	-	107,300	-
Mortgage payable	-	-	-	-	-	-

Total Liabilities	329,991	-	156,454	-	182,073	-

Members’ equity (deficit)	11,856	-	1,643	-	3,903	-

Total Liabilities and Members’ Equity	$341,847	$-	$158,097	$-	$185,976	$-

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINED AND COMBINING BALANCE SHEETS

	Landa Series 580 Dorothy Street (1)		Landa Series 5844 Willow Crest Drive (1)		Landa Series 650 Willow Bend Lane (1)
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
	(Unaudited)		(Unaudited)		(Unaudited)
Assets
Cash	$303	$-	$27	$-	$2,578	$-
Restricted cash	3,180	-	-	-	1,110	-
Escrow	-	-	-	-	-	-
Accounts receivable	-	-	-	-	-	-
Due from related party	53,043	-	-	-	16,005	-
Investments in single-family residential properties, net of depreciation	186,304	-	251,838	-	166,409	-

Total Assets	$242,830	$-	$251,865	$-	$186,102	$-

Liabilities and members’ equity (deficit)
Due to related party	$-	$-	$331	$-	$-	$-
Other liabilities	2,260	-	1,660	-	752	-
Security deposit	1,590	-	-	-	1,110	-
Acquisition note payable	102,868	-	94,655	-	63,005	-
Bridge note payable	137,750	-	155,875	-	119,625	-
Mortgage payable	-	-	-	-	-	-

Total Liabilities	244,468	-	252,521	-	184,492	-

Members’ equity (deficit)	(1,638)	-	(656)	-	1,610	-

Total Liabilities and Members’ Equity	$242,830	$-	$251,865	$-	$186,102	$-

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINED AND COMBINING BALANCE SHEETS

	Landa Series 6716 Mopsy Lane (1)		Landa Series 6820 66th Street South (1)		Landa Series 7817 3rd Avenue South (1)
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
	(Unaudited)		(Unaudited)		(Unaudited)
Assets
Cash	$2,209	$-	$2,368	$-	$477	$-
Restricted cash	-	-	-	-	-	-
Escrow	-	-	-	-	-	-
Accounts receivable	-	-	-	-	-	-
Due from related party	7,434	-	18,111	-	-	-
Investments in single-family residential properties, net of depreciation	227,727	-	173,164	-	166,585	-

Total Assets	$237,370	$-	$193,643	$-	$167,062	$-

Liabilities and members’ equity (deficit)
Due to related party	$-	$-	$-	$-	$31,811	$-
Other liabilities	1,495	-	384	-	1,019	-
Security deposit	-	-	-	-	-	-
Acquisition note payable	95,177	-	84,495	-	8,030	-
Bridge note payable	137,750	-	108,025	-	76,125	-
Mortgage payable	-	-	-	-	-	-

Total Liabilities	234,422	-	192,904	-	116,985	-

Members’ equity (deficit)	2,948	-	739	-	50,077	-

Total Liabilities and Members’ Equity	$237,370	$-	$193,643	$-	$167,062	$-

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINED AND COMBINING BALANCE SHEETS

	Landa Series 8048 Old Plank Road (1)		Landa Series 808 Home Trail (2)		Landa Series 8990 Doris Lane (1)
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
	(Unaudited)		(Unaudited)		(Unaudited)
Assets
Cash	$87	$-	$1	$-	$3,356	$-
Restricted cash	-	-	-	-	-	-
Escrow	-	-	-	-	-	-
Accounts receivable	-	-	-	-	-	-
Due from related party	72,709	-	-	-	4,324	-
Investments in single-family residential properties, net of depreciation	224,268	-	341,483	-	130,671	-

Total Assets	$297,064	$-	$341,484	$-	$138,351	$-

Liabilities and members’ equity (deficit)
Due to related party	$-	$-	$22,085	$-	$-	$-
Other liabilities	4,914	-	704	-	797	-
Security deposit	-	-	-	-	-	-
Acquisition note payable	77,692	-	121,213	-	16,613	-
Bridge note payable	221,125	-	200,075	-	83,375	-
Mortgage payable	-	-	-	-	-	-

Total Liabilities	303,731	-	344,077	-	100,785	-

Members’ equity (deficit)	(6,667)	-	(2,593)	-	37,566	-

Total Liabilities and Members’ Equity	$297,064	$-	$341,484	$-	$138,351	$-

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINED AND COMBINING BALANCE SHEETS

	Landa Series 913 2nd Street (1)		Total Combined Balance Sheets
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
	(Unaudited)		(Unaudited)
Assets
Cash	$3,748	$-	$97,588	$28,238
Restricted cash	-	-	17,414	13,419
Escrow	-	-	14,224	768
Accounts receivable	-	-	11,617	2,071
Due from related party	-	-	493,612	93,971
Investments in single-family residential properties, net of depreciation	188,153	-	8,411,406	1,500,252

Total Assets	$191,901	$-	$9,045,861	$1,638,719

Liabilities and members’ equity (deficit)
Due to related party	$14,209	$-	$104,702	$6,835
Other liabilities	640	-	53,606	7,030
Security deposit	-	-	16,660	13,419
Acquisition note payable	51,978	-	2,665,792	78,080
Bridge note payable	108,750	-	4,396,873	-
Mortgage payable	-	-	1,011,083	1,011,083

Total Liabilities	175,577	-	8,248,716	1,116,447

Members’ equity (deficit)	16,324	-	797,145	522,272

Total Liabilities and Members’ Equity	$191,901	$-	$9,045,861	$1,638,719

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINED AND COMBINING STATEMENTS OF OPERATIONS

(UNAUDITED)

	Landa App 2 LLC		Landa Series 126 Wildwood Road		Landa Series 137 Spring Valley Circle
	Six months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022	2023	2022
Rental income	$-	$-	$9,195	$8,610	$8,678	$8,128

Expenses
Management fee	-	-	723	689	689	650
HOA fee	-	-	-	-	-	-
Insurance	-	-	206	176	224	195
Real estate taxes	-	-	1,286	1,139	1,346	1,149
Utilities	-	-	-	-	-	-
Repairs & maintenance	-	-	-	1,507	-	113
Depreciation expense	-	-	3,015	2,848	2,991	2,991
Interest expense	-	-	2,790	2,790	2,610	2,610
Total expenses	-	-	8,020	9,149	7,860	7,708

Net Income (loss) before provision for income tax	-	-	1,175	(539)	818	420

Provision for income taxes	-	-	-	-	-	-

Net Income (loss)	$-	$-	$1,175	$(539)	$818	$420

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINED AND COMBINING STATEMENTS OF OPERATIONS

(UNAUDITED)

	Landa Series 153 Spring Valley Circle		Landa Series 2174 Scarbrough Road		Landa Series 303 Kellys Walk
	Six months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022	2023	2022
Rental income	$10,050	$8,700	$9,455	$6,960	$11,025	$10,500

Expenses
Management fee	804	580	744	542	882	840
HOA fee	-	-	-	-	63	63
Insurance	215	184	221	188	90	227
Real estate taxes	1,363	1,123	1,608	811	1,199	210
Utilities	200	-	-	-	-	-
Repairs & maintenance	605	-	-	-	-	-
Depreciation expense	3,101	3,101	2,843	2,843	2,964	2,964
Interest expense	2,790	2,853	2,790	2,790	3,170	3,437
Total expenses	9,078	7,841	8,206	7,174	8,368	7,741

Net Income (loss) before provision for income tax	972	859	1,249	(214)	2,657	2,759

Provision for income taxes	-	-	-	-	-	-

Net Income (loss)	$972	$859	$1,249	$(214)	$2,657	$2,759

The accompanying notes are an integral part of these combined and combining financial statements.

  LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINED AND COMBINING STATEMENTS OF OPERATIONS

(UNAUDITED)

	Landa Series 3192 Lake Monroe Road		Landa Series 4085 Springvale Way		Landa Series 45 Robertford Drive
	Six months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022	2023	2022
Rental income	$5,600	$8,100	$12,778	$12,170	$13,444	$12,945

Expenses
Management fee	448	648	1,005	958	1,058	1,002
HOA fee	-	-	175	175	-	-
Insurance	196	170	264	225	292	248
Real estate taxes	943	438	1,751	1,329	1,277	940
Utilities	-	-	-	-	-	522
Repairs & maintenance	268	1,119	-	-	-	-
Depreciation expense	2,596	2,596	4,004	4,004	4,297	4,297
Interest expense	2,606	2,718	3,170	3,170	4,338	4,338
Total expenses	7,057	7,689	10,369	9,861	11,262	11,347

Net Income (loss) before provision for income tax	(1,457)	411	2,409	2,309	2,182	1,598

Provision for income taxes	-	-	-	-	-	-

Net Income (loss)	$(1,457)	$411	$2,409	$2,309	$2,182	$1,598

The accompanying notes are an integral part of these combined and combining financial statements.

  LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINED AND COMBINING STATEMENTS OF OPERATIONS

(UNAUDITED)

	Landa Series 1096 Vincent Drive (1)		Landa Series 1120 9th Court (1)		Landa Series 113 Hughes Avenue (1)
	Six months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022	2023	2022
Rental income	$4,095	$-	$2,190	$-	$3,728	$-

Expenses
Management fee	328	-	184	-	298	-
HOA fee	-	-	-	-	-	-
Insurance	577	-	94	-	576	-
Real estate taxes	682	-	17	-	514	-
Utilities	-	-	-	-	-	-
Repairs & maintenance	400	-	-	-	155	-
Depreciation expense	1,620	-	1,069	-	1,581	-
Interest expense	5,497	-	2,823	-	5,471	-
Total expenses	9,104	-	4,187	-	8,595	-

Net Income (loss) before provision for income tax	(5,009)	-	(1,997)	-	(4,867)	-

Provision for income taxes	-	-	-	-	-	-

Net Income (loss)	$(5,009)	$-	$(1,997)	$-	$(4,867)	$-

The accompanying notes are an integral part of these combined and combining financial statements.

  LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINED AND COMBINING STATEMENTS OF OPERATIONS

(UNAUDITED)

	Landa Series 1434 Shirley Drive (1)		Landa Series 1625 W McFarland Avenue (1)		Landa Series 1713 Alfen Street (1)
	Six months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022	2023	2022
Rental income	$3,780	$-	$3,150	$-	$2,768	$-

Expenses
Management fee	302	-	252	-	233	-
HOA fee	-	-	-	-	-	-
Insurance	432	-	162	-	340	-
Real estate taxes	412	-	240	-	259	-
Utilities	-	-	-	-	-	-
Repairs & maintenance	960	-	-	-	-	-
Depreciation expense	1,267	-	1,307	-	905	-
Interest expense	4,206	-	4,663	-	2,979	-
Total expenses	7,579	-	6,624	-	4,716	-

Net Income (loss) before provision for income tax	(3,799)	-	(3,474)	-	(1,948)	-

Provision for income taxes	-	-	-	-	-	-

Net Income (loss)	$(3,799)	$-	$(3,474)	$-	$(1,948)	$-

The accompanying notes are an integral part of these combined and combining financial statements.

  LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINED AND COMBINING STATEMENTS OF OPERATIONS

(UNAUDITED)

	Landa Series 1744 Mountain Drive (1)		Landa Series 179 Poplar Springs Drive (1)		Landa Series 200 15th Court Northwest (1)
	Six months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022	2023	2022
Rental income	$2,005	$-	$1,995	$-	$2,100	$-

Expenses
Management fee	160	-	160	-	168	-
HOA fee	-	-	-	-	-	-
Insurance	101	-	92	-	163	-
Real estate taxes	60	-	9	-	39	-
Utilities	-	-	-	-	-	-
Repairs & maintenance	1,599	-	-	-	960	-
Depreciation expense	990	-	838	-	816	-
Interest expense	2,740	-	2,812	-	2,478	-
Total expenses	5,650	-	3,911	-	4,624	-

Net Income (loss) before provision for income tax	(3,645)	-	(1,916)	-	(2,524)	-

Provision for income taxes	-	-	-	-	-	-

Net Income (loss)	$(3,645)	$-	$(1,916)	$-	$(2,524)	$-

The accompanying notes are an integral part of these combined and combining financial statements.

  LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINED AND COMBINING STATEMENTS OF OPERATIONS

(UNAUDITED)

	Landa Series 2150 Tishamingo Drive (1)		Landa Series 235 Celery Avenue North (1)		Landa Series 28 E Hammon Drive (1)
	Six months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022	2023	2022
Rental income	$2,520	$-	$3,740	$-	$3,520	$-

Expenses
Management fee	202	-	286	-	269	-
HOA fee	-	-	-	-	-	-
Insurance	98	-	474	-	444	-
Real estate taxes	237	-	144	-	122	-
Utilities	-	-	-	-	-	-
Repairs & maintenance	430	-	-	-	-	-
Depreciation expense	1,327	-	1,448	-	1,391	-
Interest expense	3,125	-	4,855	-	4,352	-
Total expenses	5,419	-	7,207	-	6,578	-

Net Income (loss) before provision for income tax	(2,899)	-	(3,467)	-	(3,058)	-

Provision for income taxes	-	-	-	-	-	-

Net Income (loss)	$(2,899)	$-	$(3,467)	$-	$(3,058)	$-

The accompanying notes are an integral part of these combined and combining financial statements.

  LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINED AND COMBINING STATEMENTS OF OPERATIONS

(UNAUDITED)

	Landa Series 301 Woodstream Drive (1)		Landa Series 3029 Cedaridge Drive (1)		Landa Series 340 17th Avenue Northwest (1)
	Six months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022	2023	2022
Rental income	$3,234	$-	$4,830	$-	$2,625	$-

Expenses
Management fee	247	-	386	-	210	-
HOA fee	-	-	-	-	-	-
Insurance	157	-	730	-	97	-
Real estate taxes	194	-	796	-	110	-
Utilities	-	-	-	-	-	-
Repairs & maintenance	-	-	1,100	-	161	-
Depreciation expense	1,495	-	1,889	-	1,083	-
Interest expense	4,608	-	6,585	-	2,886	-
Total expenses	6,701	-	11,486	-	4,547	-

Net Income (loss) before provision for income tax	(3,467)	-	(6,656)	-	(1,922)	-

Provision for income taxes	-	-	-	-	-	-

Net Income (loss)	$(3,467)	$-	$(6,656)	$-	$(1,922)	$-

The accompanying notes are an integral part of these combined and combining financial statements.

  LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINED AND COMBINING STATEMENTS OF OPERATIONS

(UNAUDITED)

	Landa Series 4037 Stone Drive (1)		Landa Series 4126 Oriely Drive West (2)		Landa Series 4464 Willow Street (1)
	Six months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022	2023	2022
Rental income	$2,677	$-	$1,870	$-	$2,677	$-

Expenses
Management fee	214	-	150	-	214	-
HOA fee	-	-	-	-	-	-
Insurance	122	-	263	-	138	-
Real estate taxes	206	-	331	-	133	-
Utilities	-	-	-	-	-	-
Repairs & maintenance	984	-	-	-	1,128	-
Depreciation expense	1,049	-	858	-	1,122	-
Interest expense	3,782	-	2,934	-	4,473	-
Total expenses	6,357	-	4,536	-	7,208	-

Net Income (loss) before provision for income tax	(3,680)	-	(2,666)	-	(4,531)	-

Provision for income taxes	-	-	-	-	-	-

Net Income (loss)	$(3,680)	$-	$(2,666)	$-	$(4,531)	$-

The accompanying notes are an integral part of these combined and combining financial statements.

  LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINED AND COMBINING STATEMENTS OF OPERATIONS

(UNAUDITED)

	Landa Series 4601 Sylvaner Lane (1)		Landa Series 503 8th Street South (1)		Landa Series 503 East Robinson Street (1)
	Six months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022	2023	2022
Rental income	$3,979	$-	$1,995	$-	$2,310	$-

Expenses
Management fee	318	-	160	-	185	-
HOA fee	-	-	-	-	-	-
Insurance	197	-	88	-	118	-
Real estate taxes	180	-	229	-	87	-
Utilities	-	-	-	-	-	-
Repairs & maintenance	500	-	-	-	472	-
Depreciation expense	1,791	-	847	-	952	-
Interest expense	5,576	-	2,478	-	2,988	-
Total expenses	8,562	-	3,802	-	4,802	-

Net Income (loss) before provision for income tax	(4,583)	-	(1,807)	-	(2,492)	-

Provision for income taxes	-	-	-	-	-	-

Net Income (loss)	$(4,583)	$-	$(1,807)	$-	$(2,492)	$-

The accompanying notes are an integral part of these combined and combining financial statements.

  LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINED AND COMBINING STATEMENTS OF OPERATIONS

(UNAUDITED)

	Landa Series 580 Dorothy Street (1)		Landa Series 5844 Willow Crest Drive (1)		Landa Series 650 Willow Bend Lane (1)
	Six months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022	2023	2022
Rental income	$3,339	$-	$3,045	$-	$2,331	$-

Expenses
Management fee	267	-	244	-	186	-
HOA fee	-	-	-	-	-	-
Insurance	381	-	135	-	108	-
Real estate taxes	34	-	135	-	87	-
Utilities	-	-	-	-	-	-
Repairs & maintenance	850	-	2,992	-	75	-
Depreciation expense	971	-	1,353	-	890	-
Interest expense	3,887	-	4,239	-	3,168	-
Total expenses	6,390	-	9,098	-	4,514	-

Net Income (loss) before provision for income tax	(3,051)	-	(6,053)	-	(2,183)	-

Provision for income taxes	-	-	-	-	-	-

Net Income (loss)	$(3,051)	$-	$(6,053)	$-	$(2,183)	$-

The accompanying notes are an integral part of these combined and combining financial statements.

  LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINED AND COMBINING STATEMENTS OF OPERATIONS

(UNAUDITED)

	Landa Series 6716 Mopsy Lane (1)		Landa Series 6820 66th Street South (1)		Landa Series 7817 3rd Avenue South (1)
	Six months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022	2023	2022
Rental income	$3,000	$-	$2,047	$-	$-	$-

Expenses
Management fee	252	-	164	-	-	-
HOA fee	-	-	-	-	-	-
Insurance	422	-	102	-	129	-
Real estate taxes	402	-	139	-	123	-
Utilities	-	-	-	-	-	-
Repairs & maintenance	309	-	-	-	600	-
Depreciation expense	1,217	-	919	-	934	-
Interest expense	3,841	-	3,085	-	1,933	-
Total expenses	6,443	-	4,409	-	3,719	-

Net Income (loss) before provision for income tax	(3,443)	-	(2,362)	-	(3,719)	-

Provision for income taxes	-	-	-	-	-	-

Net Income (loss)	$(3,443)	$-	$(2,362)	$-	$(3,719)	$-

The accompanying notes are an integral part of these combined and combining financial statements.

  LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINED AND COMBINING STATEMENTS OF OPERATIONS

(UNAUDITED)

	Landa Series 8048 Old Plank Road (1)		Landa Series 808 Home Trail (2)		Landa Series 8990 Doris Lane (1)
	Six months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022	2023	2022
Rental income	$-	$-	$1,644	$-	$2,730	$-

Expenses
Management fee	-	-	132	-	218	-
HOA fee	-	-	-	-	-	-
Insurance	525	-	100	-	268	-
Real estate taxes	123	-	159	-	179	-
Utilities	-	-	-	-	-	-
Repairs & maintenance	-	-	-	-	-	-
Depreciation expense	1,200	-	1,235	-	718	-
Interest expense	5,537	-	3,640	-	2,004	-
Total expenses	7,385	-	5,266	-	3,387	-

Net Income (loss) before provision for income tax	(7,385)	-	(3,622)	-	(657)	-

Provision for income taxes	-	-	-	-	-	-

Net Income (loss)	$(7,385)	$-	$(3,622)	$-	$(657)	$-

The accompanying notes are an integral part of these combined and combining financial statements.

  LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINED AND COMBINING STATEMENTS OF OPERATIONS

(UNAUDITED)

	Landa Series 913 2nd Street (1)		Total Combined Statements of Operations
	Six months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Rental income	$2,415	$-	$162,564	$76,113

Expenses
Management fee	193	-	12,935	5,909
HOA fee	-	-	238	238
Insurance	99	-	9,440	1,613
Real estate taxes	79	-	17,234	7,139
Utilities	-	-	200	522
Repairs & maintenance	-	-	14,548	2,739
Depreciation expense	1,046	-	61,939	25,644
Interest expense	2,858	-	140,767	24,706
Total expenses	4,275	-	257,301	68,510

Net Income (loss) before provision for income tax	(1,860)	-	(94,737)	7,603

Provision for income taxes	-	-	-	-

Net Income (loss)	$(1,860)	$-	$(94,737)	$7,603

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINED AND COMBINING STATEMENTS OF MEMBERS’ EQUITY

	Landa App 2 LLC	Landa Series 126 Wildwood Road	Landa Series 137 Spring Valley Circle	Landa Series 153 Spring Valley Circle	Landa Series 2174 Scarbrough Road	Landa Series 303 Kellys Walk
Balance at December 31, 2022	$-	$62,351	$37,413	$32,217	$48,864	$97,185

Proceeds from sales of membership interests	-	-	24,091	41,109	5,387	-

Distributions	-	(3,469)	(2,521)	(4,126)	(3,903)	(6,083)

Net income (loss)	-	1,175	818	972	1,249	2,657

Balance at June 30, 2023 (unaudited)	$-	$60,057	$59,801	$70,172	$51,597	$93,759

Balance at December 31, 2021	$-	$6,388	$4,811	$5,131	$4,467	$9,390

Proceeds from sales of membership interests	-	62,962	25,084	29,959	41,294	95,976

Distributions	-	(3,089)	(2,512)	(3,176)	(1,772)	(5,222)

Net income (loss)	-	(539)	420	859	(214)	2,759

Balance at June 30, 2022 (unaudited)	$-	$65,722	$27,803	$32,773	$43,775	$102,903

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINED AND COMBINING STATEMENTS OF MEMBERS’ EQUITY

	Landa Series 3192 Lake Monroe Road	Landa Series 4085 Springvale Way	Landa Series 45 Robertford Drive	Landa Series 1096 Vincent Drive (1)	Landa Series 1120 9th Court (1)	Landa Series 113 Hughes Avenue (1)
Balance at December 31, 2022	$53,013	$107,529	$83,700	$-	$-	$-

Proceeds from sales of membership interests	-	-	-	8,539	6,887	1,595

Distributions	(3,295)	(5,375)	(6,571)	(200)	(387)	(55)

Net income (loss)	(1,457)	2,409	2,182	(5,009)	(1,997)	(4,867)

Balance at June 30, 2023 (unaudited)	$48,261	$104,563	$79,311	$3,330	$4,503	$(3,327)

Balance at December 31, 2021	$13,583	$12,494	$16,631	$-	$-	$-

Proceeds from sales of membership interests	46,167	101,376	76,300	-	-	-

Distributions	(3,509)	(4,520)	(5,077)	-	-	-

Net income (loss)	411	2,309	1,598	-	-	-

Balance at June 30, 2022 (unaudited)	$56,652	$111,659	$89,452	$-	$-	$-

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINED AND COMBINING STATEMENTS OF MEMBERS’ EQUITY

	Landa Series 1434 Shirley Drive (1)	Landa Series 1625 W McFarland Avenue (1)	Landa Series 1713 Alfen Street (1)	Landa Series 1744 Mountain Drive (1)	Landa Series 179 Poplar Springs Drive (1)	Landa Series 200 15th Court Northwest (1)
Balance at December 31, 2022	$-	$-	$-	$-	$-	$-

Proceeds from sales of membership interests	29,209	11,649	23,957	3,543	5,785	13,947

Distributions	(379)	(382)	(394)	(156)	(323)	(428)

Net income (loss)	(3,799)	(3,474)	(1,948)	(3,645)	(1,916)	(2,524)

Balance at June 30, 2023 (unaudited)	$25,031	$7,793	$21,615	$(258)	$3,546	$10,995

Balance at December 31, 2021	$-	$-	$-	$-	$-	$-

Proceeds from sales of membership interests	-	-	-	-	-	-

Distributions	-	-	-	-	-	-

Net income (loss)	-	-	-	-	-	-

Balance at June 30, 2022 (unaudited)	$-	$-	$-	$-	$-	$-

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINED AND COMBINING STATEMENTS OF MEMBERS’ EQUITY

	Landa Series 2150 Tishamingo Drive (1)	Landa Series 235 Celery Avenue North (1)	Landa Series 28 E Hammon Drive (1)	Landa Series 301 Woodstream Drive (1)	Landa Series 3029 Cedaridge Drive (1)	Landa Series 340 17th Avenue Northwest (1)
Balance at December 31, 2022	$-	$-	$-	$-	$-	$-

Proceeds from sales of membership interests	4,604	9,418	11,530	3,928	19,518	13,726

Distributions	(362)	(593)	(518)	(269)	(25)	(645)

Net income (loss)	(2,899)	(3,467)	(3,058)	(3,467)	(6,656)	(1,922)

Balance at June 30, 2023 (unaudited)	$1,343	$5,358	$7,954	$192	$12,837	$11,159

Balance at December 31, 2021	$-	$-	$-	$-	$-	$-

Proceeds from sales of membership interests	-	-	-	-	-	-

Distributions	-	-	-	-	-	-

Net income (loss)	-	-	-	-	-	-

Balance at June 30, 2022 (unaudited)	$-	$-	$-	$-	$-	$-

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINED AND COMBINING STATEMENTS OF MEMBERS’ EQUITY

	Landa Series 4037 Stone Drive (1)	Landa Series 4126 Oriely Drive West (2)	Landa Series 4464 Willow Street (1)	Landa Series 4601 Sylvaner Lane (1)	Landa Series 503 8th Street South (1)	Landa Series 503 East Robinson Street (1)
Balance at December 31, 2022	$-	$-	$-	$-	$-	$-

Proceeds from sales of membership interests	5,290	7,017	2,039	16,924	3,654	6,699

Distributions	(473)	(451)	(104)	(485)	(204)	(304)

Net income (loss)	(3,680)	(2,666)	(4,531)	(4,583)	(1,807)	(2,492)

Balance at June 30, 2023 (unaudited)	$1,137	$3,900	$(2,596)	$11,856	$1,643	$3,903

Balance at December 31, 2021	$-	$-	$-	$-	$-	$-

Proceeds from sales of membership interests	-	-	-	-	-	-

Distributions	-	-	-	-	-	-

Net income (loss)	-	-	-	-	-	-

Balance at June 30, 2022 (unaudited)	$-	$-	$-	$-	$-	$-

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINED AND COMBINING STATEMENTS OF MEMBERS’ EQUITY

	Landa Series 580 Dorothy Street (1)	Landa Series 5844 Willow Crest Drive (1)	Landa Series 650 Willow Bend Lane (1)	Landa Series 6716 Mopsy Lane (1)	Landa Series 6820 66th Street South (1)	Landa Series 7817 3rd Avenue South (1)
Balance at December 31, 2022	$-	$-	$-	$-	$-	$-

Proceeds from sales of membership interests	1,413	5,953	4,094	6,603	3,253	54,330

Distributions	-	(556)	(301)	(212)	(152)	(534)

Net income (loss)	(3,051)	(6,053)	(2,183)	(3,443)	(2,362)	(3,719)

Balance at June 30, 2023 (unaudited)	$(1,638)	$(656)	$1,610	$2,948	$739	$50,077

Balance at December 31, 2021	$-	$-	$-	$-	$-	$-

Proceeds from sales of membership interests	-	-	-	-	-	-

Distributions	-	-	-	-	-	-

Net income (loss)	-	-	-	-	-	-

Balance at June 30, 2022 (unaudited)	$-	$-	$-	$-	$-	$-

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINED AND COMBINING STATEMENTS OF MEMBERS’ EQUITY

	Landa Series 8048 Old Plank Road (1)	Landa Series 808 Home Trail (2)	Landa Series 8990 Doris Lane (1)	Landa Series 913 2nd Street (1)	Total Combined Members’ Equity
Balance at December 31, 2022	$-	$-	$-	$-	$522,272

Proceeds from sales of membership interests	718	1,171	39,286	18,777	415,643

Distributions	-	(142)	(1,063)	(593)	(46,033)

Net income (loss)	(7,385)	(3,622)	(657)	(1,860)	(94,737)

Balance at June 30, 2023 (unaudited)	$(6,667)	$(2,593)	$37,566	$16,324	$797,145

Balance at December 31, 2021	$-	$-	$-	$-	$72,895

Proceeds from sales of membership interests	-	-	-	-	479,118

Distributions	-	-	-	-	(28,877)

Net income (loss)	-	-	-	-	7,603

Balance at June 30, 2022 (unaudited)	$-	$-	$-	$-	$530,739

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINED AND COMBINING STATEMENT OF CASH FLOWS

UNAUDITED

	Landa App 2 LLC		Landa Series 126 Wildwood Road		Landa Series 137 Spring Valley Circle
	Six months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022	2023	2022
Cash flows from operating activities:
Net income (loss)	$-	$-	$1,175	$(539)	$818	$420
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation	-	-	3,015	2,848	2,991	2,991
Changes in assets and liabilities:
Escrow	-	-	(1,913)	(1,035)	(1,810)	(1,044)
Accounts receivable	-	-	(1,544)	-	-	-
Due from related party	-	-	6,657	-	-	-
Due to related party	-	-	159	-	(24,917)	-
Other liabilities	-	-	1,492	1,139	1,571	2,549
Tenant security deposits	-	-	-	-	-	-
Net cash provided by (used in) operating activities	-	-	9,041	2,413	(21,347)	4,916

Cash flows from investing activities:
Due to / (from) other	-	-	-	(68,480)	-	(9,385)
Additions to building and improvements	-	-	(8,818)	-	-	-
Net cash used in investing activities	-	-	(8,818)	(68,480)	-	(9,385)

Cash flows from financing activities:
Shareholder proceeds	-	-	-	62,962	24,091	25,084
Shareholder dividends	-	-	(3,469)	(3,089)	(2,521)	(2,512)
Repayment of acquisition note, related party	-	-	-	-	-	-
Repayment of mortgage	-	-	-	-	-	-
Net cash provided by (used in) financing activities	-	-	(3,469)	59,873	21,570	22,572

Net change in cash and restricted cash	-	-	(3,246)	(6,194)	223	18,103
Cash and restricted cash at beginning of year	-	-	6,470	10,530	4,397	7,691
Cash and restricted cash at end of year	$-	$-	$3,224	$4,336	$4,620	$25,794

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest	$-	$-	$1,860	$2,790	$2,610	$2,940

Supplemental disclosure of non-cash investing and financing activities:
Property acquisition, related party	$-	$-	$-	$-	$-	$-
Acquisition notes payable for property acquisition, net	$-	$-	$-	$-	$-	$-
Bridge note payable	$-	$-	$-	$-	$-	$-

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINED AND COMBINING STATEMENT OF CASH FLOWS

UNAUDITED

	Landa Series 153 Spring Valley Circle		Landa Series 2174 Scarbrough Road		Landa Series 303 Kellys Walk
	Six months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022	2023	2022
Cash flows from operating activities:
Net income (loss)	$972	$859	$1,249	$(214)	$2,657	$2,759
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation	3,101	3,101	2,843	2,843	2,964	2,964
Changes in assets and liabilities:
Escrow	(2,057)	(1,059)	(2,001)	(675)	(283)	(175)
Accounts receivable	-	(1,450)	-	(190)	-	-
Due from related party	533		826	-	1,971	-
Due to related party	(42,134)		(6,427)	-	-	-
Other liabilities	3,253	1,143	1,829	811	(870)	-
Tenant security deposits	-	-	-	-	-	-
Net cash provided by (used in) operating activities	(36,332)	2,594	(1,681)	2,575	6,439	5,548

Cash flows from investing activities:
Due to / (from) other	-	(5,067)	-	(10,090)	-	(79,463)
Additions to building and improvements	-	-	-	-	-	-
Net cash used in investing activities	-	(5,067)	-	(10,090)	-	(79,463)

Cash flows from financing activities:
Shareholder proceeds	41,109	29,959	5,387	41,294	-	95,977
Shareholder dividends	(4,126)	(3,176)	(3,903)	(1,772)	(6,083)	(5,222)
Repayment of acquisition note, related party	-	-	-	-	-	-
Repayment of mortgage	-	(5,985)	-	-	-	(25,356)
Net cash provided by (used in) financing activities	36,983	20,798	1,484	39,522	(6,083)	65,399

Net change in cash and restricted cash	651	18,325	(197)	32,007	356	(8,516)
Cash and restricted cash at beginning of year	4,165	8,482	4,998	7,421	7,225	12,889
Cash and restricted cash at end of year	$4,816	$26,807	$4,801	$39,428	$7,581	$4,373

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest	$2,790	$2,790	$2,934	$2,445	$3,170	$3,170

Supplemental disclosure of non-cash investing and financing activities:
Property acquisition, related party	$-	$-	$-	$-	$-	$-
Acquisition notes payable for property acquisition, net	$-	$-	$-	$-	$-	$-
Bridge note payable	$-	$-	$-	$-	$-	$-

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINED AND COMBINING STATEMENT OF CASH FLOWS

UNAUDITED

	Landa Series 3192 Lake Monroe Road		Landa Series 4085 Springvale Way		Landa Series 45 Robertford Drive
	Six months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022	2023	2022
Cash flows from operating activities:
Net income (loss)	$(1,457)	$411	$2,409	$2,309	$2,182	$1,598
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation	2,596	2,596	4,004	4,004	4,297	4,297
Changes in assets and liabilities:
Escrow	(820)	(365)	(2,840)	(1,208)	(1,732)	(710)
Accounts receivable	(75)	-	-	(2,195)	(2,204)	(2,240)
Due from related party	1,565	-	690	-	1,760	-
Due to related party	-	-	-	-	-	-
Other liabilities	303	-	1,768	-	1,012	-
Tenant security deposits	(1,325)	-	-	-	-	-
Net cash provided by (used in) operating activities	787	2,642	6,031	2,910	5,315	2,945

Cash flows from investing activities:
Due to / (from) other	-	(45,439)	-	(25,553)	-	(92,166)
Additions to building and improvements	-	-	-	-	-	-
Net cash used in investing activities	-	(45,439)	-	(25,553)	-	(92,166)

Cash flows from financing activities:
Shareholder proceeds	-	46,167	-	101,376	-	76,300
Shareholder dividends	(3,295)	(3,509)	(5,375)	(4,520)	(6,571)	(5,077)
Repayment of acquisition note, related party	-	-	-	-	-	-
Repayment of mortgage	-	(13,906)	-	-	-	-
Net cash provided by (used in) financing activities	(3,295)	28,752	(5,375)	96,856	(6,571)	71,223

Net change in cash and restricted cash	(2,508)	(14,045)	656	74,213	(1,256)	(17,998)
Cash and restricted cash at beginning of year	3,882	15,983	4,591	16,403	5,929	20,587
Cash and restricted cash at end of year	$1,374	$1,938	$5,247	$90,616	$4,673	$2,589

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest	$2,175	$2,610	$3,780	$3,170	$4,338	$4,338

Supplemental disclosure of non-cash investing and financing activities:
Property acquisition, related party	$-	$-	$-	$-	$-	$-
Acquisition notes payable for property acquisition, net	$-	$-	$-	$-	$-	$-
Bridge note payable	$-	$-	$-	$-	$-	$-

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINED AND COMBINING STATEMENT OF CASH FLOWS

UNAUDITED

	Landa Series 1096 Vincent Drive (1)		Landa Series 1120 9th Court (1)		Landa Series 113 Hughes Avenue (1)
	Six months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022	2023	2022
Cash flows from operating activities:
Net income (loss)	$(5,009)	$-	$(1,997)	$-	$(4,867)	$-
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation	1,620	-	1,069	-	1,581	-
Changes in assets and liabilities:
Escrow	-	-	-	-	-	-
Accounts receivable	-	-	-	-	(3,728)	-
Due from related party	1,964	-	-	-	1,882	-
Due to related party	-	-	515	-	-	-
Other liabilities	1,413	-	158	-	4,479	-
Tenant security deposits	-	-	-	-	-	-
Net cash provided by (used in) operating activities	(12)	-	(255)	-	(653)	-

Cash flows from investing activities:
Due to / (from) other	-	-	-	-	-	-
Additions to building and improvements	-	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-	-

Cash flows from financing activities:
Shareholder proceeds	8,539	-	6,887	-	1,595	-
Shareholder dividends	(200)	-	(387)	-	(55)	-
Repayment of acquisition note, related party	(4,099)	-	(4,476)	-	(828)	-
Repayment of mortgage	-	-	-	-	-	-
Net cash provided by (used in) financing activities	4,240	-	2,024	-	712	-

Net change in cash and restricted cash	4,228	-	1,769	-	59	-
Cash and restricted cash at beginning of year	-	-	-	-	-	-
Cash and restricted cash at end of year	$4,228	$-	$1,769	$-	$59	$-

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest	$3,259	$-	$1,936	$-	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Property acquisition, related party	$307,392	$-	$193,328	$-	$303,230	$-
Acquisition notes payable for property acquisition, net	$97,142	$-	$99,078	$-	$101,680	$-
Bridge note payable	$210,250	$-	$94,250	$-	$201,550	$-

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINED AND COMBINING STATEMENT OF CASH FLOWS

UNAUDITED

	Landa Series 1434 Shirley Drive (1)		Landa Series 1625 W McFarland Avenue (1)		Landa Series 1713 Alfen Street (1)
	Six months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022	2023	2022
Cash flows from operating activities:
Net income (loss)	$(3,799)	$-	$(3,474)	$-	$(1,948)	$-
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation	1,267	-	1,307	-	905	-
Changes in assets and liabilities:
Escrow	-	-	-	-	-	-
Accounts receivable	-	-	-	-	-	-
Due from related party	2,443	-	3,264	-	167	-
Due to related party	-	-	-	-	-	-
Other liabilities	1,785	-	1,071	-	603	-
Tenant security deposits	156	-	-	-	-	-
Net cash provided by (used in) operating activities	1,852	-	2,168	-	(273)	-

Cash flows from investing activities:
Due to / (from) other	-	-	-	-	-	-
Additions to building and improvements	-	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-	-

Cash flows from financing activities:
Shareholder proceeds	29,209	-	11,649	-	23,957	-
Shareholder dividends	(379)	-	(382)	-	(394)	-
Repayment of acquisition note, related party	(24,308)	-	(8,945)	-	(19,514)	-
Repayment of mortgage	-	-	-	-	-	-
Net cash provided by (used in) financing activities	4,522	-	2,322	-	4,049	-

Net change in cash and restricted cash	6,374	-	4,490	-	3,776	-
Cash and restricted cash at beginning of year	-	-	-	-	-	-
Cash and restricted cash at end of year	$6,374	$-	$4,490	$-	$3,776	$-

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest	$1,695	$-	$2,828	$-	$1,894	$-

Supplemental disclosure of non-cash investing and financing activities:
Property acquisition, related party	$235,494	$-	$252,718	$-	$171,856	$-
Acquisition notes payable for property acquisition, net	$78,894	$-	$77,268	$-	$59,481	$-
Bridge note payable	$156,600	$-	$175,450	$-	$112,375	$-

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINED AND COMBINING STATEMENT OF CASH FLOWS

UNAUDITED

	Landa Series 1744 Mountain Drive (1)		Landa Series 179 Poplar Springs Drive (1)		Landa Series 200 15th Court Northwest (1)
	Six months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022	2023	2022
Cash flows from operating activities:
Net income (loss)	$(3,645)	$-	$(1,916)	$-	$(2,524)	$-
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation	990	-	838	-	816	-
Changes in assets and liabilities:
Escrow	-	-	-	-	-	-
Accounts receivable	-	-	-	-	-	-
Due from related party	1,552	-	2,231	-	1,682	-
Due to related party	-	-	-	-	-	-
Other liabilities	-	-	335	-	107	-
Tenant security deposits	-	-	-	-	-	-
Net cash provided by (used in) operating activities	(1,103)	-	1,488	-	81	-

Cash flows from investing activities:
Due to / (from) other	-	-	-	-	-	-
Additions to building and improvements	-	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-	-

Cash flows from financing activities:
Shareholder proceeds	3,543	-	5,785	-	13,947	-
Shareholder dividends	(156)	-	(323)	-	(428)	-
Repayment of acquisition note, related party	(1,987)	-	(4,625)	-	(12,227)	-
Repayment of mortgage	-	-	-	-	-	-
Net cash provided by (used in) financing activities	1,400	-	837	-	1,292	-

Net change in cash and restricted cash	297	-	2,325	-	1,373	-
Cash and restricted cash at beginning of year	-	-	-	-	-	-
Cash and restricted cash at end of year	$297	$-	$2,325	$-	$1,373	$-

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest	$1,954	$-	$1,848	$-	$1,730	$-

Supplemental disclosure of non-cash investing and financing activities:
Property acquisition, related party	$182,194	$-	$156,659	$-	$151,320	$-
Acquisition notes payable for property acquisition, net	$95,194	$-	$58,421	$-	$68,670	$-
Bridge note payable	$87,000	$-	$98,238	$-	$82,650	$-

The accompanying notes are an integral part of these combined and combining financial statements.

 LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINED AND COMBINING STATEMENT OF CASH FLOWS

UNAUDITED

	Landa Series 2150 Tishamingo Drive (1)		Landa Series 235 Celery Avenue North (1)		Landa Series 28 E Hammon Drive (1)
	Six months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022	2023	2022
Cash flows from operating activities:
Net income (loss)	$(2,899)	$-	$(3,467)	$-	$(3,058)	$-
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation	1,327	-	1,448	-	1,391	-
Changes in assets and liabilities:
Escrow	-	-	-	-	-	-
Accounts receivable	-	-	-	-	-	-
Due from related party	-	-	3,651	-	2,023	-
Due to related party	1,789	-	-	-	-	-
Other liabilities	-	-	1,211	-	675	-
Tenant security deposits	-	-	-	-	-	-
Net cash provided by (used in) operating activities	217	-	2,843	-	1,031	-

Cash flows from investing activities:
Due to / (from) other	-	-	-	-	-	-
Additions to building and improvements	-	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-	-

Cash flows from financing activities:
Shareholder proceeds	4,604	-	9,418	-	11,530	-
Shareholder dividends	(362)	-	(593)	-	(518)	-
Repayment of acquisition note, related party	(2,648)	-	(5,134)	-	(6,556)	-
Repayment of mortgage	-	-	-	-	-	-
Net cash provided by (used in) financing activities	1,594	-	3,691	-	4,456	-

Net change in cash and restricted cash	1,811	-	6,534	-	5,487	-
Cash and restricted cash at beginning of year	-	-	-	-	-	-
Cash and restricted cash at end of year	$1,811	$-	$6,534	$-	$5,487	$-

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest	$2,328	$-	$2,897	$-	$2,789	$-

Supplemental disclosure of non-cash investing and financing activities:
Property acquisition, related party	$234,988	$-	$272,095	$-	$260,255	$-
Acquisition notes payable for property acquisition, net	$140,738	$-	$87,220	$-	$104,380	$-
Bridge note payable	$94,250	$-	$184,875	$-	$155,875	$-

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINED AND COMBINING STATEMENT OF CASH FLOWS

UNAUDITED

	Landa Series 301 Woodstream Drive (1)		Landa Series 3029 Cedaridge Drive (1)		Landa Series 340 17th Avenue Northwest (1)
	Six months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022	2023	2022
Cash flows from operating activities:
Net income (loss)	$(3,467)	$-	$(6,656)	$-	$(1,922)	$-
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation	1,495	-	1,889	-	1,083	-
Changes in assets and liabilities:
Escrow	-	-	-	-	-	-
Accounts receivable	-	-	-	-	-	-
Due from related party	2,031	-	2,385	-	-	-
Due to related party	-	-	-	-	2,810	-
Other liabilities	564	-	2,857	-	289	-
Tenant security deposits	-	-	-	-	-	-
Net cash provided by (used in) operating activities	623	-	475	-	2,260	-

Cash flows from investing activities:
Due to / (from) other	-	-	-	-	-	-
Additions to building and improvements	-	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-	-

Cash flows from financing activities:
Shareholder proceeds	3,928	-	19,518	-	13,726	-
Shareholder dividends	(269)	-	(25)	-	(645)	-
Repayment of acquisition note, related party	(1,357)	-	(19,518)	-	(10,281)	-
Repayment of mortgage	-	-	-	-	-	-
Net cash provided by (used in) financing activities	2,302	-	(25)	-	2,800	-

Net change in cash and restricted cash	2,925	-	450	-	5,060	-
Cash and restricted cash at beginning of year	-	-	-	-	-	-
Cash and restricted cash at end of year	$2,925	$-	$450	$-	$5,060	$-

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest	$3,013	$-	$2,717	$-	$1,934	$-

Supplemental disclosure of non-cash investing and financing activities:
Property acquisition, related party	$278,712	$-	$365,416	$-	$195,177	$-
Acquisition notes payable for property acquisition, net	$117,762	$-	$114,566	$-	$95,127	$-
Bridge note payable	$160,950	$-	$250,850	$-	$100,050	$-

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINED AND COMBINING STATEMENT OF CASH FLOWS

UNAUDITED

	Landa Series 4037 Stone Drive (1)		Landa Series 4126 Oriely Drive West (2)		Landa Series 4464 Willow Street (1)
	Six months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022	2023	2022
Cash flows from operating activities:
Net income (loss)	$(3,680)	$-	$(2,666)	$-	$(4,531)	$-
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation	1,049	-	858	-	1,122	-
Changes in assets and liabilities:
Escrow	-	-	-	-	-	-
Accounts receivable	-	-	-	-	-	-
Due from related party	1,733	-	2,603	-	929	-
Due to related party	-	-	-	-	-	-
Other liabilities	700	-	-	-	2,227	-
Tenant security deposits	-	-	1,710	-	-	-
Net cash provided by (used in) operating activities	(198)	-	2,505	-	(253)	-

Cash flows from investing activities:
Due to / (from) other	-	-	-	-	-	-
Additions to building and improvements	-	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-	-

Cash flows from financing activities:
Shareholder proceeds	5,290	-	7,017	-	2,039	-
Shareholder dividends	(473)	-	(451)	-	(104)	-
Repayment of acquisition note, related party	(1,104)	-	(5,164)	-	(1,044)	-
Repayment of mortgage	-	-	-	-	-	-
Net cash provided by (used in) financing activities	3,713	-	1,402	-	891	-

Net change in cash and restricted cash	3,515	-	3,907	-	638	-
Cash and restricted cash at beginning of year	-	-	-	-	-	-
Cash and restricted cash at end of year	$3,515	$-	$3,907	$-	$638	$-

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest	$2,361	$-	$2,599	$-	$1,720	$-

Supplemental disclosure of non-cash investing and financing activities:
Property acquisition, related party	$200,553	$-	$246,875	$-	$216,825	$-
Acquisition notes payable for property acquisition, net	$62,803	$-	$79,265	$-	$39,200	$-
Bridge note payable	$137,750	$-	$167,610	$-	$177,625	$-

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINED AND COMBINING STATEMENT OF CASH FLOWS

UNAUDITED

	Landa Series 4601 Sylvaner Lane (1)		Landa Series 503 8th Street South (1)		Landa Series 503 East Robinson Street (1)
	Six months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022	2023	2022
Cash flows from operating activities:
Net income (loss)	$(4,583)	$-	$(1,807)	$-	$(2,492)	$-
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation	1,791	-	847	-	952	-
Changes in assets and liabilities:
Escrow	-	-	-	-	-	-
Accounts receivable	-	-	(1,995)	-	-	-
Due from related party	2,469	-	-	-	1,410	-
Due to related party	-	-	691	-	-	-
Other liabilities	1,029	-	909	-	1,181	-
Tenant security deposits	-	-	-	-	-	-
Net cash provided by (used in) operating activities	706	-	(1,355)	-	1,051	-

Cash flows from investing activities:
Due to / (from) other	-	-	-	-	-	-
Additions to building and improvements	-	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-	-

Cash flows from financing activities:
Shareholder proceeds	16,924	-	3,654	-	6,699	-
Shareholder dividends	(485)	-	(204)	-	(304)	-
Repayment of acquisition note, related party	(16,924)	-	(1,974)	-	(3,584)	-
Repayment of mortgage	-	-	-	-	-	-
Net cash provided by (used in) financing activities	(485)	-	1,476	-	2,811	-

Net change in cash and restricted cash	221	-	121	-	3,862	-
Cash and restricted cash at beginning of year	-	-	-	-	-	-
Cash and restricted cash at end of year	$221	$-	$121	$-	$3,862	$-

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest	$3,547	$-	$1,024	$-	$1,203	$-

Supplemental disclosure of non-cash investing and financing activities:
Property acquisition, related party	$338,514	$-	$156,828	$-	$176,761	$-
Acquisition notes payable for property acquisition, net	$132,614	$-	$69,828	$-	$69,461	$-
Bridge note payable	$205,900	$-	$87,000	$-	$107,300	$-

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINED AND COMBINING STATEMENT OF CASH FLOWS

UNAUDITED

	Landa Series 580 Dorothy Street (1)		Landa Series 5844 Willow Crest Drive (1)		Landa Series 650 Willow Bend Lane (1)
	Six months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022	2023	2022
Cash flows from operating activities:
Net income (loss)	$(3,051)	$-	$(6,053)	$-	$(2,183)	$-
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation	971	-	1,353	-	890	-
Changes in assets and liabilities:
Escrow	-	-	-	-	-	-
Accounts receivable	-	-	-	-	-	-
Due from related party	934	-	-	-	828	-
Due to related party	-	-	1,900	-	-	-
Other liabilities	2,260	-	1,660	-	752	-
Tenant security deposits	1,590	-	-	-	1,110	-
Net cash provided by (used in) operating activities	2,704	-	(1,140)	-	1,397	-

Cash flows from investing activities:
Due to / (from) other	-	-	-	-	-	-
Additions to building and improvements	-	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-	-

Cash flows from financing activities:
Shareholder proceeds	1,413	-	5,953	-	4,094	-
Shareholder dividends	-	-	(556)	-	(301)	-
Repayment of acquisition note, related party	(634)	-	(4,230)	-	(1,502)	-
Repayment of mortgage	-	-	-	-	-	-
Net cash provided by (used in) financing activities	779	-	1,167	-	2,291	-

Net change in cash and restricted cash	3,483	-	27	-	3,688	-
Cash and restricted cash at beginning of year	-	-	-	-	-	-
Cash and restricted cash at end of year	$3,483	$-	$27	$-	$3,688	$-

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest	$801	$-	$1,804	$-	$1,906	$-

Supplemental disclosure of non-cash investing and financing activities:
Property acquisition, related party	$187,275	$-	$253,191	$-	$167,299	$-
Acquisition notes payable for property acquisition, net	$49,525	$-	$97,316	$-	$47,674	$-
Bridge note payable	$137,750	$-	$155,875	$-	$119,625	$-

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINED AND COMBINING STATEMENT OF CASH FLOWS

UNAUDITED

	Landa Series 6716 Mopsy Lane (1)		Landa Series 6820 66th Street South (1)		Landa Series 7817 3rd Avenue South (1)
	Six months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022	2023	2022
Cash flows from operating activities:
Net income (loss)	$(3,443)	$-	$(2,362)	$-	$(3,719)	$-
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation	1,217	-	919	-	934	-
Changes in assets and liabilities:
Escrow	-	-	-	-	-	-
Accounts receivable	-	-	-	-	-	-
Due from related party	984	-	2,311	-	-	-
Due to related party	-	-	-	-	275	-
Other liabilities	1,495	-	384	-	1,019	-
Tenant security deposits	-	-	-	-	-	-
Net cash provided by (used in) operating activities	253	-	1,252	-	(1,491)	-

Cash flows from investing activities:
Due to / (from) other	-	-	-	-	-	-
Additions to building and improvements	-	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-	-

Cash flows from financing activities:
Shareholder proceeds	6,603	-	3,253	-	54,330	-
Shareholder dividends	(212)	-	(152)	-	(534)	-
Repayment of acquisition note, related party	(4,435)	-	(1,985)	-	(51,828)	-
Repayment of mortgage	-	-	-	-	-	-
Net cash provided by (used in) financing activities	1,956	-	1,116	-	1,968	-

Net change in cash and restricted cash	2,209	-	2,368	-	477	-
Cash and restricted cash at beginning of year	-	-	-	-	-	-
Cash and restricted cash at end of year	$2,209	$-	$2,368	$-	$477	$-

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest	$1,566	$-	$2,017	$-	$673	$-

Supplemental disclosure of non-cash investing and financing activities:
Property acquisition, related party	$228,944	$-	$174,083	$-	$167,519	$-
Acquisition notes payable for property acquisition, net	$91,194	$-	$66,058	$-	$91,394	$-
Bridge note payable	$137,750	$-	$108,025	$-	$76,125	$-

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINED AND COMBINING STATEMENT OF CASH FLOWS

UNAUDITED

	Landa Series 8048 Old Plank Road (1)		Landa Series 808 Home Trail (2)		Landa Series 8990 Doris Lane (1)
	Six months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022	2023	2022
Cash flows from operating activities:
Net income (loss)	$(7,385)	$-	$(3,622)	$-	$(657)	$-
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation	1,200	-	1,235	-	718	-
Changes in assets and liabilities:
Escrow	-	-	-	-	-	-
Accounts receivable	-	-	-	-	-	-
Due from related party	963	-	-	-	1,072	-
Due to related party	-	-	1,826	-	-	-
Other liabilities	4,914	-	704	-	797	-
Tenant security deposits	-	-	-	-	-	-
Net cash provided by (used in) operating activities	(308)	-	143	-	1,930	-

Cash flows from investing activities:
Due to / (from) other	-	-	-	-	-	-
Additions to building and improvements	-	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-	-

Cash flows from financing activities:
Shareholder proceeds	718	-	1,171	-	39,286	-
Shareholder dividends	-	-	(142)	-	(1,063)	-
Repayment of acquisition note, related party	(323)	-	(1,171)	-	(36,797)	-
Repayment of mortgage	-	-	-	-	-	-
Net cash provided by (used in) financing activities	395	-	(142)	-	1,426	-

Net change in cash and restricted cash	87	-	1	-	3,356	-
Cash and restricted cash at beginning of year	-	-	-	-	-	-
Cash and restricted cash at end of year	$87	$-	$1	$-	$3,356	$-

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest	$-	$-	$2,283	$-	$1,056	$-

Supplemental disclosure of non-cash investing and financing activities:
Property acquisition, related party	$225,468	$-	$342,718	$-	$131,389	$-
Acquisition notes payable for property acquisition, net	$4,343	$-	$142,643	$-	$48,014	$-
Bridge note payable	$221,125	$-	$200,075	$-	$83,375	$-

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

COMBINED AND COMBINING STATEMENT OF CASH FLOWS

UNAUDITED

	Landa Series 913 2nd Street (1)		Total Combined Cash Flows
	Six months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Cash flows from operating activities:
Net income (loss)	$(1,860)	$-	$(94,737)	$7,603
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation	1,046	-	61,939	25,644
Changes in assets and liabilities:
Escrow	-	-	(13,456)	(6,271)
Accounts receivable	-	-	(9,546)	(6,075)
Due from related party	-	-	55,513	-
Due to related party	1,281	-	(62,232)	-
Other liabilities	640	-	46,576	5,642
Tenant security deposits	-	-	3,241	-
Net cash provided by (used in) operating activities	1,107	-	(12,702)	26,543

Cash flows from investing activities:
Due to / (from) other	-	-	-	(335,643)
Additions to building and improvements	-	-	(8,818)	-
Net cash used in investing activities	-	-	(8,818)	(335,643)

Cash flows from financing activities:
Shareholder proceeds	18,777	-	415,643	479,119
Shareholder dividends	(593)	-	(46,033)	(28,877)
Repayment of acquisition note, related party	(15,543)	-	(274,745)	-
Repayment of mortgage	-	-	-	(45,247)
Net cash provided by (used in) financing activities	2,641	-	94,865	404,995

Net change in cash and restricted cash	3,748	-	73,345	95,895
Cash and restricted cash at beginning of year	-	-	41,657	99,986
Cash and restricted cash at end of year	$3,748	$-	$115,002	$195,881

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-
Cash paid for interest	$1,777	$-	$83,146	$24,253

Supplemental disclosure of non-cash investing and financing activities:
Property acquisition, related party	$189,199	$-	$6,964,275	$-
Acquisition notes payable for property acquisition, net	$80,449	$-	$2,567,402	$-
Bridge note payable	$108,750	$-	$4,396,873	$-

The accompanying notes are an integral part of these combined and combining financial statements.

1.	The series commenced operations on April 28, 2023.

2.	The series commenced operations on May 19, 2023.

LANDA APP 2 LLC (LANDA APP 2)

LANDA APP 2 SERIES GROUP (SERIES)

NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

1. ORGANIZATION, NATURE OF ACTIVITIES AND GOING CONCERN

Landa App 2 LLC (“we,” “us,” “our,” or the “Company”) is currently a Delaware series limited liability company organized in June 2021. The Company is a wholly owned subsidiary of Landa Holdings, Inc. and currently operates under an operating agreement with Landa Holdings, Inc. (the “Manager”). The Manager serves as the asset manager for the real estate properties owned by the Company and each underlying Series (as defined below).

The Company was formed to engage in the business of acquiring, managing and renting residential properties (the “Property”, and collectively, the “Properties”). The Company has created, and it is expected that the Company will continue to create, separate series of interests under the Company (each a “Series”), that each Property will be owned by a separate Series and that the assets and liabilities of each Series will be separate in accordance with Delaware law. Investors acquire membership interest, or shares, in each Series and will be entitled to share in the return of that particular Series but will not be entitled to share in the return of any other Series. The Company intends to treat each Series as a separate entity for U.S. federal income tax purposes and will elect to be treated as a corporation. The Company and each Series grouped together, (the “Landa App Series Group,”) are herein, referred to as (the “Combined Group.”)

The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to commence the Company’s planned operations or failing to profitably operate the business.

Each Series has commenced its planned operations. However, each Series is dependent upon additional capital resources from its planned offering. Each Series is subject to significant risks and uncertainties, including failing to secure funding to commence the Series’ planned operations or failing to profitably operate the business

As a result, the accompanying financial statements for the Combined Group have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company’s ability to continue as a going concern for the next twelve months is dependent upon, among other things, the Company’s ability to successfully implement its business model, raise sufficient capital from outside investors and deploy such to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for the next twelve months from the date the financial statements are issued.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

The combined financial statements include thirty-nine (39) single-family homes located in the metropolitan areas in the states of Alabama, Georgia, Florida and North Carolina. Each Property was acquired by each respective Series, as set forth in the table below:

Series Name	Series Inception Date	Acquisition Date
Landa Series 2174 Scarbrough Road	June 15, 2021	December 08, 2021
Landa Series 153 Spring Valley Circle	June 15, 2021	December 08, 2021
Landa Series 126 Wildwood Road	June 15, 2021	December 08, 2021
Landa Series 137 Spring Valley Circle	June 15, 2021	December 08, 2021
Landa Series 3192 Lake Monroe Road	June 15, 2021	December 08, 2021
Landa Series 45 Robertford Drive	June 15, 2021	December 08, 2021
Landa Series 303 Kellys Walk	June 15, 2021	December 08, 2021
Landa Series 4085 Springvale Way	June 15, 2021	December 08, 2021
Landa Series 1096 Vincent Drive	May 25, 2022	April 28, 2023
Landa Series 1120 9th Court	May 25, 2022	April 28, 2023
Landa Series 113 Hughes Avenue	May 25, 2022	April 28, 2023
Landa Series 1434 Shirley Drive	May 25, 2022	April 28, 2023
Landa Series 1625 W Mcfarland Avenue	May 25, 2022	April 28, 2023
Landa Series 1713 Alfen Street	May 25, 2022	April 28, 2023
Landa Series 1744 Mountain Drive	May 25, 2022	April 28, 2023
Landa Series 179 Poplar Springs Drive	May 25, 2022	April 28, 2023
Landa Series 200 15th Court Northwest	May 25, 2022	April 28, 2023
Landa Series 2150 Tishamingo Drive	June 27, 2022	April 28, 2023
Landa Series 235 Celery Avenue North	May 25, 2022	April 28, 2023
Landa Series 28 E Hammon Drive	May 25, 2022	April 28, 2023
Landa Series 301 Woodstream Drive	May 25, 2022	April 28, 2023
Landa Series 3029 Cedaridge Drive	July 19, 2022	April 28, 2023
Landa Series 340 17th Avenue Northwest	June 27, 2022	April 28, 2023
Landa Series 4037 Stone Drive	May 25, 2022	April 28, 2023
Landa Series 4126 Oriely Drive West	May 25, 2022	May 19, 2023
Landa Series 4464 Willow Street	May 25, 2022	April 28, 2023
Landa Series 4601 Sylvaner Lane	May 25, 2022	April 28, 2023
Landa Series 503 8th Street South	May 25, 2022	April 28, 2023
Landa Series 503 East Robinson Street	May 25, 2022	April 28, 2023
Landa Series 580 Dorothy Street	May 25, 2022	April 28, 2023
Landa Series 5844 Willow Crest Drive	May 25, 2022	April 28, 2023
Landa Series 650 Willow Bend Lane	May 25, 2022	April 28, 2023
Landa Series 6716 Mopsy Lane	May 25, 2022	April 28, 2023
Landa Series 6820 66th Street South	May 25, 2022	April 28, 2023
Landa Series 7817 3rd Avenue South	May 25, 2022	April 28, 2023
Landa Series 8048 Old Plank Road	May 25, 2022	April 28, 2023
Landa Series 808 Home Trail	May 25, 2022	May 19, 2023
Landa Series 8990 Doris Lane	May 25, 2022	April 28, 2023
Landa Series 913 2nd Street	May 25, 2022	April 28, 2023

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties with development of new technology including, but not limited to, new technological innovations, protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of the combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, useful life of assets and depreciation expenses.

Restricted cash

Each Series held the following amount of restricted cash as of June 30, 2023:

Series	June 30, 2023
Landa Series 126 Wildwood Road	$1,400
Landa Series 137 Spring Valley Circle	1,325
Landa Series 153 Spring Valley Circle	1,675
Landa Series 2174 Scarbrough Road	1,550
Landa Series 303 Kellys Walk	2,050
Landa Series 3192 Lake Monroe Road	1,325
Landa Series 4085 Springvale Way	-
Landa Series 45 Robertford Drive	2,099
Landa Series 1096 Vincent Drive	-
Landa Series 1120 9th Court	-
Landa Series 113 Hughes Avenue	-
Landa Series 1434 Shirley Drive	-
Landa Series 1625 W Mcfarland Avenue	-
Landa Series 1713 Alfen Street	-
Landa Series 1744 Mountain Drive	-
Landa Series 179 Poplar Springs Drive	-
Landa Series 200 15th Court Northwest	-
Landa Series 2150 Tishamingo Drive	-
Landa Series 235 Celery Avenue North	-
Landa Series 28 E Hammon Drive	-
Landa Series 301 Woodstream Drive	-
Landa Series 3029 Cedaridge Drive	-
Landa Series 340 17th Avenue Northwest	-
Landa Series 4037 Stone Drive	-
Landa Series 4126 Oriely Drive West	1,700
Landa Series 4464 Willow Street	-
Landa Series 4601 Sylvaner Lane	-
Landa Series 503 8th Street South	-
Landa Series 503 East Robinson Street	-
Landa Series 580 Dorothy Street	3,180
Landa Series 5844 Willow Crest Drive	-
Landa Series 650 Willow Bend Lane	1,110
Landa Series 6716 Mopsy Lane	-
Landa Series 6820 66th Street South	-
Landa Series 7817 3rd Avenue South	-
Landa Series 8048 Old Plank Road	-
Landa Series 808 Home Trail	-
Landa Series 8990 Doris Lane	-
Landa Series 913 2nd Street	-
Total combined restricted cash	$17,414

Restricted cash is made up of security deposits.

As a matter of performing its duties, the Manager, at times, will collect and hold cash on behalf of the Series.

Revenue

The Company adopted FASB ASC 606, Revenue form Contracts with Customers, and its related amendments, effective at inception using the modified retrospective transition approach applied to all contracts. There are no cumulative impacts there were made. The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied

Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company’s customers in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

Revenues are generated at the Series level. Rental revenue is generated from annual or month to month leases of the single-family homes. The Company recognizes rental revenue on a monthly basis when earned.

Real Estate Property Acquisitions

Upon acquisition from a third-party, we evaluate our acquired single-family residential properties for purposes of determining whether a transaction should be accounted for as an asset acquisition or business combination. Upon adoption of ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, our purchases of homes are treated as asset acquisitions and are recorded at their purchase price, which is allocated between land, building and improvements, and in-place lease intangibles (when a resident is in place at the acquisition date) based upon their relative fair values at the date of acquisition.

Fair value is determined in accordance with ASC 820, Fair Value Measurements and Disclosures, and is primarily based on unobservable data inputs. In making estimates of fair values for purposes of allocating the purchase price of individually acquired properties subject to an existing lease, the Company utilizes its own market knowledge obtained from historical transactions, its internal construction program and published market data. In this regard, the Company also utilizes information obtained from county tax assessment records to assist in the determination of the fair value of the land and building.

The value of acquired lease-related intangibles is estimated based upon the costs we would have incurred to lease the property under similar terms. Such costs are capitalized and amortized over the remaining life of the lease. Acquired leases are generally short-term in nature (less than one year).

Upon acquisition from a related party, the Company considers this transaction between entities under common control. Under ASC 805-50-30-5, when accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests, in this case, the Series, will initially measure the recognized assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer.

The properties were acquired from a related party by each of the respective Series. The acquisitions were accounted for as a commonly controlled transaction and recorded, accordingly at their carryover basis.

Real Estate Depreciation

Investments in real estate are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of buildings, improvements, and other assets. Buildings are depreciated over twenty-seven and half years and improvements and other assets are depreciated over their estimated economic useful lives, generally three to twenty-seven and one half (27.5) years.

Once a property is ready for its intended use, expenditures for ordinary maintenance and repairs are expensed to operations as incurred. The Company capitalizes expenditures above a pre-determined threshold that improve or extend the life of a property.

Real Estate and Impairment

The Company continuously evaluates, by property, whether there are any events or changes in circumstances indicating that the carrying amount of the Series’ single-family residential properties may not be recoverable. To the extent an event or change in circumstance is identified, a residential property is considered to be impaired only if its carrying value cannot be recovered through estimated future undiscounted cash flows from the use and eventual disposition of the property. To the extent an impairment has occurred, the carrying amount of our investment in a property is adjusted to its estimated fair value. The process whereby we assess our single-family residential properties for impairment requires significant judgment and assessment of factors that are, at times, subject to significant uncertainty. We evaluate multiple information sources and perform a number of internal analyses, each of which are important components of our process with no one information source or analysis being necessarily determinative. No impairments on any property were recorded as of June 30, 2023 and December 31, 2022.

Income Taxes

The Company intends to be taxed as a “disregarded entity” for federal income tax purposes and will not make any election or take any action that could cause it to be separately treated as an association taxable as a corporation under Subchapter C of the Internal Revenue Code of 1986. The elements of income and expense are included on the tax returns of the entity’s members.

Each individual Series has elected to be treated as a corporation for tax purposes. Each separate Series intends to be accounted for as described in ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Series recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. There were no uncertain tax positions as of June 30, 2023 and December 31, 2022.

The Series’ determinations regarding ASC 740 may be subject to review and adjustment at a later date based upon factors including, but not limited to, an on-going analysis of tax laws, regulations and interpretations thereof.

The Series is subject to incomes taxes for US Federal purposes and in the state of Georgia. The Series’ tax years are open for examinations for all periods since inception.

Organization and Offering Costs

The Manager will pay all costs incurred in connection with each Series’ organization, including, the Series’ registration fee and franchise tax in the states of Delaware and Georgia. In addition, the Manager will pay all costs incurred in connection with each Offering.

3. RECENT ACCOUNTING STANDARDS

In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, “Leases” (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU was effective for annual and interim periods beginning after December 15, 2019, including interim periods within those fiscal years. In April 2020, the FASB voted to defer the effective date of ASC 842 for private companies and certain no-for-profit entities for one year. For private companies and private NFPs, the leasing standard will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. For public NFPs the leasing standard will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

4. FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;

Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and

Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.

Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

As of June 30, 2023, each of the Series’ significant financial instruments consist of cash and cash equivalents, and related party payables. The carrying amount of each of the Series’ financial instruments approximates their fair values due to their short-term nature.

5. INVESTMENTS IN SINGLE-FAMILY RESIDENTIAL PROPERTIES

The following table sets forth the land, building and accumulated depreciation associated with each Series’ Property as of June 30, 2023.

Series	Land	Building & improvements	Total gross investments	Less: accumulated depreciation	Investments in single-family residential properties, net
Landa Series 126 Wildwood Road	$16,186	$165,450	$181,636	$9,186	$172,450
Landa Series 137 Spring Valley Circle	17,030	164,514	181,544	9,472	172,071
Landa Series 153 Spring Valley Circle	17,634	170,554	188,188	9,820	178,368
Landa Series 2174 Scarbrough Road	16,132	156,343	172,475	9,002	163,474
Landa Series 303 Kellys Walk	16,482	163,044	179,526	9,387	170,139
Landa Series 3192 Lake Monroe Road	14,751	142,768	157,519	8,221	149,298
Landa Series 4085 Springvale Way	22,662	220,227	242,889	12,679	230,210
Landa Series 45 Robertford Drive	24,501	236,356	260,857	13,608	247,249
Landa Series 1096 Vincent Drive	52,814	254,578	307,392	1,620	305,772
Landa Series 1120 9th Court	25,372	167,956	193,328	1,069	192,259
Landa Series 113 Hughes Avenue	54,850	248,380	303,230	1,581	301,649
Landa Series 1434 Shirley Drive	36,467	199,027	235,494	1,267	234,228
Landa Series 1625 W Mcfarland Avenue	47,349	205,369	252,718	1,307	251,412
Landa Series 1713 Alfen Street	29,618	142,238	171,856	905	170,951
Landa Series 1744 Mountain Drive	26,655	155,539	182,194	990	181,205
Landa Series 179 Poplar Springs Drive	24,946	131,713	156,659	838	155,821
Landa Series 200 15th Court Northwest	23,015	128,305	151,320	816	150,503
Landa Series 2150 Tishamingo Drive	26,434	208,554	234,988	1,327	233,661
Landa Series 235 Celery Avenue North	44,525	227,570	272,095	1,448	270,647
Landa Series 28 E Hammon Drive	41,703	218,552	260,255	1,391	258,864
Landa Series 301 Woodstream Drive	43,741	234,971	278,712	1,495	277,217
Landa Series 3029 Cedaridge Drive	68,577	296,839	365,416	1,889	363,527
Landa Series 340 17th Avenue Northwest	25,047	170,130	195,177	1,083	194,094
Landa Series 4037 Stone Drive	35,700	164,853	200,553	1,049	199,504
Landa Series 4126 Oriely Drive West	44,703	202,172	246,875	858	246,017
Landa Series 4464 Willow Street	40,520	176,305	216,825	1,122	215,703
Landa Series 4601 Sylvaner Lane	57,003	281,511	338,514	1,791	336,723
Landa Series 503 8th Street South	23,700	133,128	156,828	847	155,981
Landa Series 503 East Robinson Street	27,112	149,649	176,761	952	175,808
Landa Series 580 Dorothy Street	34,653	152,622	187,275	971	186,304
Landa Series 5844 Willow Crest Drive	40,507	212,684	253,191	1,353	251,838
Landa Series 650 Willow Bend Lane	27,417	139,882	167,299	890	166,409
Landa Series 6716 Mopsy Lane	37,777	191,167	228,944	1,217	227,728
Landa Series 6820 66th Street South	29,660	144,423	174,083	919	173,164
Landa Series 7817 3rd Avenue South	20,798	146,721	167,519	934	166,585
Landa Series 8048 Old Plank Road	36,931	188,537	225,468	1,200	224,269
Landa Series 808 Home Trail	51,514	291,204	342,718	1,235	341,483
Landa Series 8990 Doris Lane	18,486	112,903	131,389	718	130,670
Landa Series 913 2nd Street	24,902	164,297	189,199	1,046	188,154
Total combined	$1,267,874	$7,261,035	$8,528,909	$117,503	$8,411,406

For the six months ended June 30, 2023, each Series recognized the following depreciation expense:

Series	Depreciation expense
Landa Series 126 Wildwood Road	$3,015
Landa Series 137 Spring Valley Circle	2,991
Landa Series 153 Spring Valley Circle	3,101
Landa Series 2174 Scarbrough Road	2,843
Landa Series 303 Kellys Walk	2,964
Landa Series 3192 Lake Monroe Road	2,596
Landa Series 4085 Springvale Way	4,004
Landa Series 45 Robertford Drive	4,297
Landa Series 1096 Vincent Drive	1,620
Landa Series 1120 9th Court	1,069
Landa Series 113 Hughes Avenue	1,581
Landa Series 1434 Shirley Drive	1,267
Landa Series 1625 W Mcfarland Avenue	1,307
Landa Series 1713 Alfen Street	905
Landa Series 1744 Mountain Drive	990
Landa Series 179 Poplar Springs Drive	838
Landa Series 200 15th Court Northwest	816
Landa Series 2150 Tishamingo Drive	1,327
Landa Series 235 Celery Avenue North	1,448
Landa Series 28 E Hammon Drive	1,391
Landa Series 301 Woodstream Drive	1,495
Landa Series 3029 Cedaridge Drive	1,889
Landa Series 340 17th Avenue Northwest	1,083
Landa Series 4037 Stone Drive	1,049
Landa Series 4126 Oriely Drive West	858
Landa Series 4464 Willow Street	1,122
Landa Series 4601 Sylvaner Lane	1,791
Landa Series 503 8th Street South	847
Landa Series 503 East Robinson Street	952
Landa Series 580 Dorothy Street	971
Landa Series 5844 Willow Crest Drive	1,353
Landa Series 650 Willow Bend Lane	890
Landa Series 6716 Mopsy Lane	1,217
Landa Series 6820 66th Street South	919
Landa Series 7817 3rd Avenue South	934
Landa Series 8048 Old Plank Road	1,200
Landa Series 808 Home Trail	1,235
Landa Series 8990 Doris Lane	718
Landa Series 913 2nd Street	1,046
Total combined	$61,939

6. NOTES PAYABLE

Acquisition Notes

Each Series financed 100% of the costs associated with the acquisition of its Property, including an acquisition fee and expenses associated with sourcing its Property, with an Acquisition Note issued by such Series to the Manager, the terms of which are listed in the table below. Each of these Acquisition Notes represents a related-party loan between each respective Series and the Manager. The Acquisition Notes are non-interest-bearing and are an unsecured obligation of the applicable Series. The interest expense related to the Acquisition Notes as of June 30, 2023 is $21,477.

The following table sets forth the net amounts as of June 30, 2023:

Series	Principal Amount(1)	Annual Interest Rate	Loan Date	Current Outstanding Amount
Landa Series 126 Wildwood Road	$185,571	4.50%	07/28/2021	$-
Landa Series 137 Spring Valley Circle (2)	$176,953	4.50%	07/28/2021	$136
Landa Series 153 Spring Valley Circle	$201,557	4.50%	07/28/2021	$404
Landa Series 2174 Scarbrough Road (2)	$183,204	4.50%	07/28/2021	$3,758
Landa Series 303 Kellys Walk	$237,426	4.50%	09/07/2021	$54
Landa Series 3192 Lake Monroe Road	$168,518	4.50%	07/28/2021	$28
Landa Series 4085 Springvale Way (2)	$245,767	4.50%	07/01/2021	$-
Landa Series 45 Robertford Drive	$273,675	4.50%	07/28/2021	$-
Landa Series 1096 Vincent Drive	$315,357	4.50%	04/28/2023	$101,008
Landa Series 1120 9th Court	$187,510	4.50%	04/28/2023	$88,784
Landa Series 113 Hughes Avenue	$325,956	4.50%	04/28/2023	$123,578
Landa Series 1434 Shirley Drive	$268,554	4.50%	04/28/2023	$87,646
Landa Series 1625 W McFarland Avenue	$275,108	4.50%	04/28/2023	$90,713
Landa Series 1713 Alfen Street	$182,221	4.50%	04/28/2023	$50,332
Landa Series 1744 Mountain Drive	$188,821	4.50%	04/28/2023	$99,834
Landa Series 179 Poplar Springs Drive	$178,993	4.50%	04/28/2023	$76,130
Landa Series 200 15th Court Northwest	$168,567	4.50%	04/28/2023	$73,690
Landa Series 2150 Tishamingo Drive	$224,319	4.50%	04/28/2023	$127,422
Landa Series 235 Celery Avenue North	$280,599	4.50%	04/28/2023	$90,590
Landa Series 28 E Hammon Drive	$271,393	4.50%	04/28/2023	$108,962
Landa Series 301 Woodstream Drive	$290,432	4.50%	04/28/2023	$128,125
Landa Series 3029 Cedaridge Drive	$393,284	4.50%	04/28/2023	$122,916
Landa Series 340 17th Avenue Northwest	$189,141	4.50%	04/28/2023	$78,810
Landa Series 4037 Stone Drive	$228,364	4.50%	04/28/2023	$89,510
Landa Series 4126 Oriely Drive West	$251,465	4.50%	05/19/2023	$78,691
Landa Series 4464 Willow Street	$243,829	4.50%	04/28/2023	$65,160
Landa Series 4601 Sylvaner Lane	$345,886	4.50%	04/28/2023	$123,062
Landa Series 503 8th Street South	$156,106	4.50%	04/28/2023	$67,132
Landa Series 503 East Robinson Street	$184,476	4.50%	04/28/2023	$73,592
Landa Series 580 Dorothy Street	$241,252	4.50%	04/28/2023	$102,868
Landa Series 5844 Willow Crest Drive	$254,760	4.50%	04/28/2023	$94,655
Landa Series 650 Willow Bend Lane	$184,132	4.50%	04/28/2023	$63,005
Landa Series 6716 Mopsy Lane	$237,362	4.50%	04/28/2023	$95,177
Landa Series 6820 66th Street South	$194,505	4.50%	04/28/2023	$84,495
Landa Series 7817 3rd Avenue South	$135,983	4.50%	04/28/2023	$8,030
Landa Series 8048 Old Plank Road	$299,140	4.50%	04/28/2023	$77,692
Landa Series 808 Home Trail	$322,459	4.50%	05/19/2023	$121,213
Landa Series 8990 Doris Lane	$136,785	4.50%	04/28/2023	$16,613
Landa Series 913 2nd Street	$176,271	4.50%	04/28/2023	$51,978

(1)	The principal amount shall be due and payable by the Series within 30 days after demand by Landa Holdings, as lender, at any time prior to the liquidation, dissolution or winding up of the Series.

(2)	In April 2022, this Series amended its Acquisition Note to reduce the principal amount payable on such Acquisition Note.

Refinance Notes

Each Series issued a Refinance Note either to Lending One LLC or to L Finance LLC (neither of which is affiliated with the Company or the Manager), the terms of which are listed in the table below. Each Refinance Note is secured by the Property underlying the respective Series. Each Series paid down, or otherwise discharged, a portion of the outstanding balance of its Acquisition Note with the Refinance Note. Each Refinance Note is secured by the Property underlying the respective Series.

The following table sets forth the terms and the net amounts of the Refinance Notes as of June 30, 2023.

Series	Principal Amount	Annual Interest Rate	Loan Date	Maturity Date	Current Outstanding Amount
Landa Series 126 Wildwood Road (1)	$116,250	4.80%	12/08/2021	*	$116,250
Landa Series 137 Spring Valley Circle (1)	$108,750	4.80%	12/08/2021	*	$108,750
Landa Series 153 Spring Valley Circle (1)	$122,250	4.80%	12/08/2021	*	$116,265
Landa Series 2174 Scarbrough Road (10)	$116,250	4.80%	12/08/2021	*	$116,250
Landa Series 303 Kellys Walk (1)	$157,500	4.80%	12/08/2021	*	$132,144
Landa Series 3192 Lake Monroe Road (1)	$122,500	4.80%	12/08/2021	*	$108,594
Landa Series 4085 Springvale Way (1)	$132,080	4.80%	12/08/2021	*	$132,080
Landa Series 45 Robertford Drive (1)	$180,750	4.80%	12/08/2021	*	$180,750
Landa Series 1096 Vincent Drive (2)(3)	$210,250	**	04/28/2023	05/01/2024	$210,250
Landa Series 1120 9th Court (2)(3)	$94,250	**	04/28/2023	05/01/2024	$94,250
Landa Series 113 Hughes Avenue (2)(3)	$201,550	**	04/28/2023	05/01/2024	$201,550
Landa Series 1434 Shirley Drive (2)(3)	$156,600	**	04/28/2023	05/01/2024	$156,600
Landa Series 1625 W McFarland Avenue (2)(3)	$175,450	**	04/28/2023	05/01/2024	$175,450
Landa Series 1713 Alfen Street (2)(3)	$112,375	**	04/28/2023	05/01/2024	$112,375
Landa Series 1744 Mountain Drive (2)(3)	$87,000	**	04/28/2023	05/01/2024	$87,000
Landa Series 179 Poplar Springs Drive (2)(3)	$98,238	**	04/28/2023	05/01/2024	$98,238
Landa Series 200 15th Court Northwest (2)(3)	$82,650	**	04/28/2023	05/01/2024	$82,650
Landa Series 2150 Tishamingo Drive (2)(3)	$94,250	**	04/28/2023	05/01/2024	$94,250
Landa Series 235 Celery Avenue North (2)(3)	$184,875	**	04/28/2023	05/01/2024	$184,875
Landa Series 28 E Hammon Drive (2)(3)	$155,875	**	04/28/2023	05/01/2024	$155,875
Landa Series 301 Woodstream Drive (2)(3)	$160,950	**	04/28/2023	05/01/2024	$160,950
Landa Series 3029 Cedaridge Drive (2)(3)	$250,850	**	04/28/2023	05/01/2024	$250,850
Landa Series 340 17th Avenue Northwest (2)(3)	$100,050	**	04/28/2023	05/01/2024	$100,050
Landa Series 4037 Stone Drive (2)(3)	$137,750	**	04/28/2023	05/01/2024	$137,750
Landa Series 4126 Oriely Drive West (2)(3)	$167,610	**	05/19/2023	05/01/2024	$167,610
Landa Series 4464 Willow Street (2)(3)	$177,625	**	04/28/2023	05/01/2024	$177,625
Landa Series 4601 Sylvaner Lane (2)(3)	$205,900	**	04/28/2023	05/01/2024	$205,900
Landa Series 503 8th Street South (2)(3)	$87,000	**	04/28/2023	05/01/2024	$87,000
Landa Series 503 East Robinson Street (2)(3)	$107,300	**	04/28/2023	05/01/2024	$107,300
Landa Series 580 Dorothy Street (2)(3)	$137,750	**	04/28/2023	05/01/2024	$137,750
Landa Series 5844 Willow Crest Drive (2)(3)	$155,875	**	04/28/2023	05/01/2024	$155,875
Landa Series 650 Willow Bend Lane (2)(3)	$119,625	**	04/28/2023	05/01/2024	$119,625
Landa Series 6716 Mopsy Lane (2)(3)	$137,750	**	04/28/2023	05/01/2024	$137,750
Landa Series 6820 66th Street South (2)(3)	$108,025	**	04/28/2023	05/01/2024	$108,025
Landa Series 7817 3rd Avenue South (2)(3)	$76,125	**	04/28/2023	05/01/2024	$76,125
Landa Series 8048 Old Plank Road (2)(3)	$221,125	**	04/28/2023	05/01/2024	$221,125
Landa Series 808 Home Trail (2)(3)	$200,075	**	05/19/2023	05/01/2024	$200,075
Landa Series 8990 Doris Lane (2)(3)	$83,375	**	04/28/2023	05/01/2024	$83,375
Landa Series 913 2nd Street (2)(3)	$108,750	**	04/28/2023	05/01/2024	$108,750

(1)	Refinance Note was issued to Lending One LLC
(2)	Refinance Note was issued to L Finance LLC
(3)	The payment schedule for this Loan requires that on the Maturity Date, Borrower make a balloon payment of all unpaid principal, interest, charges, fees, costs and any other unpaid amounts.
*	The earlier of (i) January 1, 2027 and (ii) the date on which the unpaid principal balance on the Refinance Note becomes due and payable by acceleration or otherwise or the exercise of any of lender’s rights or remedies.
**	The interest rate is an annual rate equal to the greater of (a) the sum of (i) SOFR and (ii) seven percent (7%); and (b) twelve and a half percent (12.5%).

7. MEMBER’S EQUITY

The Company is organized as a series limited liability company. As such, the liability of the members of the Company for the financial obligations of the Company is limited to each member’s contribution of capital.

8. SUBSEQUENT EVENTS

The Company has evaluated events that occur after the balance sheet date through the date the unaudited financial statements are available to be issued. Management has evaluated events through September 26, 2023, the date these unaudited financial statements were available to be issued. All significant events have been disclosed.

Item 4. Exhibit Index

No.	Exhibit Description
2.1	Certificate of Formation of Landa 2 LLC (incorporated by reference to the copy thereof filed as Exhibit 2.1 to the Company’s Form 1-A filed on September 17, 2021)*
2.2	Amended and Restated Limited Liability Company Operating Agreement of Landa App 2 LLC (incorporated by reference to the copy submitted thereof as an exhibit to the Company's Form 1-U filed on May 3, 2022)*
3.1	Series Operating Agreement of Landa App 2 LLC – 2174 Scarbrough Road Stone Mountain GA LLC (incorporated by reference to the copy thereof filed as Exhibit 3.1 to the Company’s Form 1-A filed on September 17, 2021)*
3.2	Series Operating Agreement of Landa App 2 LLC - 153 Spring Valley Circle Stockbridge GA LLC (incorporated by reference to the copy thereof filed as Exhibit 3.2 to the Company’s Form 1-A filed on September 17, 2021)*
3.3	Series Operating Agreement of Landa App 2 LLC - 126 Wildwood Road Stockbridge GA LLC (incorporated by reference to the copy thereof filed as Exhibit 3.3 to the Company’s Form 1-A filed on September 17, 2021)*
3.4	Series Operating Agreement of Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC (incorporated by reference to the copy thereof filed as Exhibit 3.4 to the Company’s Form 1-A filed on September 17, 2021)*
3.5	Series Operating Agreement of Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC (incorporated by reference to the copy thereof filed as Exhibit 3.5 to the Company’s Form 1-A filed on September 17, 2021)*
3.6	Series Operating Agreement of Landa App 2 LLC - 45 Robertford Drive Covington GA LLC (incorporated by reference to the copy thereof filed as Exhibit 3.6 to the Company’s Form 1-A filed on September 17, 2021)*
3.7	Series Operating Agreement of Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC (incorporated by reference to the copy thereof filed as Exhibit 3.7 to the Company’s Form 1-A filed on September 17, 2021)*
3.8	Series Operating Agreement of Landa App 2 LLC - 4085 Springvale Way McDonough GA LLC (incorporated by reference to the copy thereof filed as Exhibit 3.8 to the Company’s Form 1-A filed on September 17, 2021)*
3.9	Series Designation for each applicable Series (incorporated by reference to the copies thereof filed as Exhibits 3.36 through 3.63 to the Company’s Form 1-A POS filed on June 7, 2022)*
3.10	Series Designation for each applicable Series (incorporated by reference to the copies thereof filed as Exhibits 3.62 and 3.63 to the Company’s Form 1-A POS filed on June 29, 2022)*

3.11	Series Designation for Landa Series 3029 Cedaridge Drive (incorporated by reference to the copies thereof filed as Exhibit 3.61 to the Company’s Form 1-A POS filed on July 27, 2022)*
4.1	Form of Subscription Agreement (incorporated by reference to the copy thereof filed as Exhibit 4.1 to the Company’s Form 1-A filed on September 17, 2021)*
6.1	Form of Management Agreement (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s Form 1-A filed on September 17, 2021)*
6.2	Broker Dealer Services Agreement, dated July 20, 2021, by and between Dalmore Group, LLC and Landa App 2 LLC (incorporated by reference to the copy thereof filed as Exhibit 6.2 to the Company’s Form 1-A filed on September 17, 2021)*
6.3	Landa Mobile App License Agreement, dated July 29, 2021, by and between Landa Holdings, Inc., Landa App 2 LLC, and each of the Series listed thereto (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s Form 1-A filed on September 17, 2021)*
6.4	Promissory Note, by and between Landa Holdings, Inc. and Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC, dated July 28, 2021 (incorporated by reference to the copy thereof filed as Exhibit 6.4 to the Company’s Form 1-A filed on September 17, 2021)*
6.4-A	Amendment No 1 to the Promissory Note, by and between Landa Holdings, Inc. And Landa App 2 LLC – 2174 Scarbrough Road Stone Mountain GA LLC (incorporated by reference to the copy thereof submitted as an exhibit to the Company’s 1-U filed on April 19, 2022)
6.5	Promissory Note, by and between Landa Holdings, Inc. and Landa App 2 LLC - 153 Spring Valley Circle Stockbridge GA LLC, dated July 28, 2021 (incorporated by reference to the copy thereof filed as Exhibit 6.5 to the Company’s Form 1-A filed on September 17, 2021)*
6.6	Promissory Note, by and between Landa Holdings, Inc. and Landa App 2 LLC - 126 Wildwood Road Stockbridge GA LLC, dated July 28, 2021 (incorporated by reference to the copy thereof filed as Exhibit 6.6 to the Company’s Form 1-A filed on September 17, 2021)*
6.7	Promissory Note, by and between Landa Holdings, Inc. and Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC, dated July 28, 2021 (incorporated by reference to the copy thereof filed as Exhibit 6.7 to the Company’s Form 1-A filed on September 17, 2021)*
6.7-A	Amendment No 1 to the Promissory Note by and between Landa Holdings, Inc. And Landa App 2 LLC – 137 Spring Valley Circle Stockbridge GA LLC (incorporated by reference to the copy thereof submitted as an exhibit to the Company’s 1-U filed on April 19, 2022).
6.8	Promissory Note, by and between Landa Holdings, Inc. and Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC, dated July 28, 2021 (incorporated by reference to the copy thereof filed as Exhibit 6.8 to the Company’s Form 1-A filed on September 17, 2021)*
6.9	Promissory Note, by and between Landa Holdings, Inc. and Landa App 2 LLC - 45 Robertford Drive Covington GA LLC, dated July 28, 2021 (incorporated by reference to the copy thereof filed as Exhibit 6.9 to the Company’s Form 1-A filed on September 17, 2021)*
6.10	Promissory Note, by and between Landa Holdings, Inc. and Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC, dated September 7, 2021 (incorporated by reference to the copy thereof filed as Exhibit 6.10 to the Company’s Form 1-A filed on September 17, 2021)*
6.11	Promissory Note, by and between Landa Holdings, Inc. and Landa App 2 LLC - 4085 Springvale Way McDonough GA LLC, dated September 7, 2021 (incorporated by reference to the copy thereof filed as Exhibit 6.11 to the Company’s Form 1-A filed on September 17, 2021)*
6.12	Form of GA Lease Agreement (incorporated by reference to the copy thereof submitted as an exhibit to the Company’s Form 1-A POS filed on May 4, 2022)*

6.13	Form of FL Lease Agreement (incorporated by reference to the copy thereof submitted as an exhibit to the Company’s Form 1-A POS filed on May 4, 2022)*
6.14	Form of NC Lease Agreement (incorporated by reference to the copy thereof submitted as an exhibit to the Company’s Form 1-A POS filed on December 8, 2022)*
6.15	Form of AL Lease Agreement (incorporated by reference to the copy thereof submitted as an exhibit to the Company’s Form 1-A POS filed on December 8, 2022)*
6.16	Form of Florida Secured Note, by and between L Finance LLC and each Series (incorporated by reference to the copy thereof submitted as an exhibit to the Company’s Form 1-U filed on May 4, 2023)*
6.17	Form of Alabama Commercial Promissory Note, by and between L Finance LLC and each applicable Series (incorporated by reference to the copy thereof submitted as an exhibit to the Company’s Form 1-U filed on May 4, 2023)*
6.18	Form of North Carolina Commercial Promissory Note, by and between L Finance LLC and each applicable Series (incorporated by reference to the copy thereof submitted as an exhibit to the Company’s Form 1-U filed on May 4, 2023)*
6.19	Form of North Carolina Commercial Promissory Note, by and between L Finance and each applicable Series (incorporated by reference to the copy thereof submitted as an exhibit to the Company’s Form 1-U filed on June 12, 2023)*
6.20	Form of Florida Secured Note, by and between L Finance and each applicable Series (incorporated by reference to the copy thereof submitted as an exhibit to the Company’s Form 1-U filed on June 12, 2023)*
6.21	PPEX ATS Company Agreement, by and among North Capital Private Securities Corporation, Landa App 2 LLC and each of the Series set forth therein (incorporated by reference to the copy thereof filed as Exhibit 6.20 to the Company’s Form 1-A filed on September 17, 2021)*
6.22	Commercial Promissory Note, dated December 8, 2021, by and between LendingOne, LLC and Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s Form 1-U filed on December 14, 2021)*
6.23	Commercial Promissory Note, dated December 8, 2021, by and between LendingOne, LLC and Landa App 2 LLC - 153 Spring Valley Circle Stockbridge GA LLC (incorporated by reference to the copy thereof filed as Exhibit 6.2 to the Company’s Form 1-U filed on December 14, 2021)*
6.24	Commercial Promissory Note, dated December 8, 2021, by and between LendingOne, LLC and Landa App 2 LLC - 126 Wildwood Road Stockbridge GA LLC (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s Form 1-U filed on December 14, 2021)*
6.25	Commercial Promissory Note, dated December 8, 2021, by and between LendingOne, LLC and Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC (incorporated by reference to the copy thereof filed as Exhibit 6.4 to the Company’s Form 1-U filed on December 14, 2021)*
6.26	Commercial Promissory Note, dated December 8, 2021, by and between LendingOne, LLC and Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC (incorporated by reference to the copy thereof filed as Exhibit 6.5 to the Company’s Form 1-U filed on December 14, 2021)*
6.27	Commercial Promissory Note, dated December 8, 2021, by and between LendingOne, LLC and Landa App 2 LLC - 45 Robertford Drive Covington GA LLC (incorporated by reference to the copy thereof filed as Exhibit 6.6 to the Company’s Form 1-U filed on December 14, 2021)*
6.28	Commercial Promissory Note, dated December 8, 2021, by and between LendingOne, LLC and Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC (incorporated by reference to the copy thereof filed as Exhibit 6.7 to the Company’s Form 1-U filed on December 14, 2021)*
6.29	Commercial Promissory Note, dated December 8, 2021, by and between LendingOne, LLC and Landa App 2 LLC - 4085 Springvale Way McDonough GA LLC (incorporated by reference to the copy thereof filed as Exhibit 6.8 to the Company’s Form 1-U filed on December 14, 2021)*

*	Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Landa App 2 LLC

By:	Landa Holdings, Inc., its Manager

By:	/s/ Yishai Cohen
Name:	Yishai Cohen
Title:	Chief Executive Officer

Date: September 26, 2023

Pursuant to the requirements of Regulation A, this Semiannual Report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Yishai Cohen	Chairman, Chief Executive Officer and	September 26, 2023
Yishai Cohen	President of Landa Holdings, Inc. (Principal Executive Officer)

/s/ Yishai Cohen	Head of Finance of Landa Holdings, Inc.	September 26, 2023
Yishai Cohen	(Principal Financial Officer and Principal Accounting Officer)